SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated December 1, 2020	4
Exhibit 99.2 — Agreement and Plan of Merger, dated December 1, 2020, by and among the registrant, Champion Distance Education Investments Limited and China Distance Learning Investments Limited	7

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: December 1, 2020

3

Exhibit 99.1

China Distance Education Holdings Limited

Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING — December 1, 2020 — China Distance Education Holdings Limited (NYSE: DL) (the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction in which the Company will be acquired by a group of certain of the Company’s existing shareholders (including Mr. Zhengdong Zhu, co-founder, chairman of the Board and chief executive officer of the Company (“Mr. Zhu”), Ms. Baohong Yin, co-founder of the Company, deputy chairman of the Board and the spouse of Mr. Zhu (“Ms. Yin”), and their affiliated entity) and certain other existing shareholders of the Company and equity investors (collectively, the “Buyer Group”).

Upon the effectiveness of the Merger, all outstanding ordinary shares of the Company (each, an “Ordinary Share”), including Ordinary Shares represented by American depositary shares, each representing four Ordinary Shares (“ADSs”), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $2.45 in cash per Ordinary Share (the “Per Share Merger Consideration”), or $9.80 in cash per ADS (the “Per ADS Merger Consideration”).

The Per ADS Merger Consideration represents a premium of approximately 35.7% to the closing trading price of the ADSs on June 5, 2020, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal from Mr. Zhu, Ms. Yin, and their affiliated entity, and a premium of 37.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the Company’s receipt of the “going-private” proposal.

The Merger Agreement provides that each outstanding share option (each, a “Company Option”) to purchase Ordinary Shares, whether vested or unvested, that is issued and outstanding as of immediately prior to the effectiveness of the Merger, will be cancelled and exchanged for the holder’s right to receive, at or promptly after the effectiveness of the Merger, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (ii) the number of Ordinary Shares underlying such Company Option. Each Ordinary Share subject to a Company restricted share award (each, a “Company Restricted Share Award”), whether vested or unvested, that is issued and outstanding as of immediately prior to the effectiveness of the Merger, except for the Company Restricted Share Awards held by Mr. Zhu and Ms. Yin, will be cancelled and exchanged for the holder’s right to receive, at or promptly after the effectiveness of the Merger, an amount in cash equal to the Per Share Merger Consideration.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its financial and legal advisors.

The completion of the Merger is subject to a number of customary conditions, including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders. The members of the Buyer Group have agreed to vote all of the Ordinary Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Merger. The Merger is currently expected to be completed by the end of the first half of 2021. If completed, the Merger will result in the Company becoming a privately-held company, the Company’s ADSs will no longer be listed on the New York Stock Exchange, and its ADS program will be terminated.

The Buyer Group has indicated that it plans to finance the Merger through a combination of debt and equity. The Buyer Group currently beneficially owns, in the aggregate, approximately 50.14% of the outstanding Ordinary Shares (including share-based awards).

Duff & Phelps, LLC is serving as financial advisor to the Special Committee; Goulston & Storrs PC is serving as U.S. legal counsel to the Special Committee; and Morgan Lewis & Bockius LLP is serving as U.S. legal advisor to the Company. The validity of the Merger and certain other legal matters with respect to Cayman Islands law are being passed upon and advised for the Company by Conyers Dill & Pearman.

Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Buyer Group. The validity of the Merger and certain other legal matters with respect to Cayman Islands law are being passed upon and advised for the Buyer Group by Maples and Calder (Hong Kong) LLP.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include the Merger Agreement as an exhibit. Shareholders and others wishing to obtain additional information regarding the Merger Agreement and the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company and the Buyer Group will file with the SEC a Schedule 13E-3 transaction statement (the “Schedule 13E-3”), which will include as an exhibit a preliminary proxy statement (the “Proxy Statement”). The Company will distribute the Proxy Statement to the Company’s shareholders after it is finalized. Investors and shareholders are urged to read carefully and in their entirety the Schedule 13E-3, and in particular the Proxy Statement, and other materials filed with or furnished to the SEC when they become available, as they will contain important information about the Company, the Merger Agreement, the Merger, and related matters. In addition to receiving the Proxy Statement by mail, shareholders also will be able to obtain the full Schedule 13E-3 and the exhibits thereto, as well as other filings containing information about the Company, the Merger Agreement, the Merger, and related matters, without charge, from the SEC’s website (http://www.sec.gov), or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Proxy Statement.

This announcement is not a solicitation of a proxy, an offer to purchase, or a solicitation of an offer to sell any securities and it is not a substitute for the Schedule 13E-3, including the Proxy Statement, or other filings that may be made with the SEC in connection with the Merger Agreement and the Merger.

Safe Harbor Statements

This announcement may contain forward-looking statements. Any such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived or if requisite shareholder approval is not obtained, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Proxy Statement. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

Among

CHAMPION DISTANCE EDUCATION INVESTMENTS LIMITED,

CHINA DISTANCE LEARNING INVESTMENTS LIMITED

and

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

Dated as of December 1, 2020

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2020 (this “Agreement”), is entered into by and among Champion Distance Education Investments Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), China Distance Learning Investments Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and China Distance Education Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Law (Cap. 22 (Law 3 of 1961) as revised and consolidated) of the Cayman Islands (the “Cayman Companies Law”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the Cayman Companies Law) and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee of the Board of Directors consisting of independent directors (the “Special Committee”), has (a) determined that it is in the best interests of the Company and its shareholders (other than the holders of Excluded Shares) and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) resolved to recommend the approval and authorization of this Agreement, the Merger and the other transactions contemplated hereby by the shareholders of the Company at the Shareholders’ Meeting;

WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger;

WHEREAS, as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company, Parent, Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Jetlong Investments Limited and Xiaoshu Chen (each, a “Rollover Shareholder,” and collectively, the “Rollover Shareholders”) have entered into a support agreement, dated as of the date hereof, in the form delivered to the Company simultaneously with the execution of this Agreement (the “Support Agreement”) pursuant to which each such Rollover Shareholder has agreed, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its Rollover Shares, together with any other Ordinary Shares (including Ordinary Shares represented by ADSs) acquired (whether beneficially or of record) by such Rollover Shareholder after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Shareholder’s obligations under the Support Agreement, in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by this Agreement; and (b) subject to the terms and conditions of the Support Agreement, to receive no cash consideration for the cancellation of the Rollover Shares in accordance with this Agreement, and to subscribe for or otherwise receive newly issued shares of Parent at or immediately prior to the Effective Time;

WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Mr. Zhengdong Zhu and Ms. Baohong Yin (“Guarantors”) have entered into and delivered a limited guarantee, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement in the form delivered to the Company simultaneously with the execution of this Agreement (“Limited Guarantee”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the surviving company (as defined in the Cayman Companies Law) of the Merger (the “Surviving Company”).

Section 1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at (a) the offices of 2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chaoyang District, Beijing, China, at 10:00 a.m., Hong Kong Time, on the tenth Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 1.3    Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law. The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies or such later date specified in the Plan of Merger in accordance with the Cayman Companies Law (such date, the “Effective Time”).

Section 1.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, all the property of every description including choses in action, rights, and the business, undertaking, goodwill, benefits, immunities and privileges of the Company and Merger Sub shall immediately vest in the Surviving Company, and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Company and Merger Sub in accordance with the provisions of the Cayman Companies Law.

Section 1.5    Company Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “China Distance Learning Investments Limited” shall be amended to “China Distance Education Holdings Limited”; (b) all references to the share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as are required by Section 6.9(c).

Section 1.6    Directors and Officers.

(a)    The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b)    The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

ARTICLE II

EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)    Per Share Merger Consideration. Each ordinary share, par value $0.0001 per share of the Company (each, an “Ordinary Share” or collectively, “Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Ordinary Shares subject to the Company Restricted Share Awards and the Ordinary Shares represented by ADSs) shall be cancelled in exchange for the right to receive $2.45 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Ordinary Shares that have been exchanged for a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be issued and outstanding, shall be cancelled and extinguished and shall cease to exist, and each former holder of Ordinary Shares (other than the Excluded Shares and the Ordinary Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II.

(b)    Per ADS Merger Consideration. Each American Depositary Share, representing four (4) Ordinary Shares (each, an “ADS” or collectively, “ADSs”) issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares), together with each Ordinary Share represented by such ADSs, shall be cancelled in exchange for the right to receive $9.80 per ADS in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, the provisions in this Agreement shall apply. At the Effective Time, all of the ADSs, together with each Ordinary Share represented by such ADSs, that have been converted into a right to receive the Per ADS Merger Consideration as provided in this Section 2.1(b) shall no longer be issued and/or outstanding, as the case may be, shall be cancelled and extinguished and shall cease to exist, and each former holder of ADSs (other than the ADSs representing the Excluded Shares) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such ADSs, except for the right to receive the Per ADS Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II.

(c)    Cancellation of Certain Shares. Each Excluded Share other than the Dissenting Shares issued and outstanding immediately prior to the Effective Time (including the Excluded Shares which are represented by ADSs) shall be cancelled and extinguished automatically and shall cease to exist, and no consideration shall be paid therefor.

(d)    Dissenting Shares. Any Ordinary Shares that are issued immediately prior to the Effective Time and are held by a holder of Ordinary Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall be cancelled and extinguished and cease to exist, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration without interest (except as provided in this Section 2.1(d)), and each such Dissenting Shareholder shall instead be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder has effectively withdrawn in accordance with the Cayman Companies Law or lost the right to dissent, then in each case, as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled and extinguished at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to this Section 2.1(d).

(e)    Share Capital of Merger Sub. Immediately following the cancellation of Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to the terms and conditions set out in Section 2.1(a) to Section 2.1(d) above, each ordinary share, par value $0.0000005 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company and shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.2    Treatment of Company Equity Awards.

(a)    Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors or the compensation committee thereof, as applicable, shall adopt any resolutions and take any other actions necessary or appropriate to cause the Company Options and the Company Restricted Share Awards to be treated in accordance with Section 2.2(b) below.

(b)    Treatment of Company Options and Company Restricted Share Awards.

(i)    Treatment of Company Options. Each Company Option, whether vested or unvested, that is issued and outstanding as of immediately prior to the Effective Time will, except as otherwise agreed to in writing between a holder of such Company Options and Parent, without other action by Parent, the Company, or the holder of such Company Option, be cancelled and exchanged for the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the excess of (A) Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by the number of Ordinary Shares underlying such Company Option, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.3(i) (if any); provided that any Company Option that has an exercise price per Ordinary Share that is greater than or equal to the Per Share Merger Consideration shall cease to be outstanding, be cancelled and cease to exist and the holder of any such Company Option shall not be entitled to payment of any consideration therefore.

(ii)    Treatment of Company Restricted Share Awards. Each Ordinary Share, whether vested or unvested, that is issued and outstanding as of immediately prior to the Effective Time and subject to a Company Restricted Share Award will, except for the Ordinary Shares subject to the Company Restricted Share Awards held by the Guarantors (which are part of the Rollover Shares) or as otherwise agreed to in writing between a holder of a Company Restricted Share Award and Parent, without other action by Parent, the Company, or holder of such Company Restricted Share Award, be cancelled and exchanged for the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.3(i) (if any).

(iii)    Payment Procedures. Prior to the filing of the Plan of Merger with the Registrar of Companies, Parent will deposit (or cause to be deposited) with the Escrow Agent (as defined below) the aggregate amount payable to holders of Company Options and Company Restricted Share Awards (after giving effect to any required Tax withholdings as provided in Section 2.3(i)) (the “Equity Award Funds”). The Escrow Agent shall, and Parent shall cause the Escrow Agent to, release the full amount of the Equity Award Funds to the Company, by wire transfer of immediately available funds, by no later than immediately after such time as the Escrow Agent receives satisfactory evidence of the filing of the Plan of Merger with the Registrar of Companies (it being agreed that, without limitation, (x) an email confirmation from either Parent’s or the Company’s Cayman Islands legal counsel confirming that such filing has been submitted or (y) an email copy of a Certificate of Merger with respect to the Merger issued by the Registrar of Companies will constitute satisfactory evidence); provided, that in any event the full amount of the Equity Award Funds shall be released to the Company by no later than immediately prior to the Effective Time and provided further, that there will be no conditions to the Escrow Agent’s release of the Equity Award Funds other than the Escrow Agent’s receipt of such evidence. At its election in its sole discretion, the Company shall be made a party to all agreements with the Escrow Agent with respect to the foregoing, with full power to enforce the Escrow Agent’s obligations thereunder. As promptly as reasonably practicable following the Closing Date, but in no event later than the next regularly scheduled payroll date that occurs more than three Business Days following the Effective Time, the applicable holders of Company Options and Company Restricted Share Awards shall receive a payment from the Company or the Surviving Company, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company Options and Company Restricted Share Awards (as applicable) that are cancelled and converted pursuant to Section 2.2(b) (after giving effect to any required Tax withholdings as provided in Section 2.3(i)). Notwithstanding the foregoing, if any payment payable to a holder of Company Options or Company Restricted Share Awards pursuant to Section 2.2(b), as applicable, cannot be made through the Company’s or the Surviving Company’s payroll system or payroll provider, then the Surviving Company shall issue a check for such payment to such holder (after giving effect to any required Tax withholdings as provided in Section 2.3(i)), which check shall be sent by overnight courier to such holder as promptly as reasonably practicable following the Effective Time (but in any event on or prior to the next regularly schedule payroll date).

(iv)    As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Board of Directors or the compensation committee of the Board of Directors, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.2. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Ordinary Shares or other share capital of the Company or the Surviving Company to any person pursuant to the Company Share Plans or in settlement of any Company Option or Company Restricted Share Awards. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options and Company Restricted Share Awards informing such holder of the effect of the Merger on such Company Options and Company Restricted Share Awards.

Section 2.3    Exchange of Share Certificates, etc.

(a)    Paying Agent. Prior to the Closing Date, Parent shall (i) appoint a bank or trust company selected by Parent to act as paying agent (the “Paying Agent”) and (ii) a separate department of the same bank or trust company to act as escrow agent (the “Escrow Agent”) for all payments required to be made pursuant to Section 2.1(a), Section 2.1(b) and Section 2.1(d) (in the case of Section 2.1(d), when ascertained) (collectively, the “Merger Consideration”). Prior to the filing of the Plan of Merger with the Registrar of Companies, or in the case of payments pursuant to Section 2.1(d), when ascertained, Parent shall deposit, or cause to be deposited, with the Escrow Agent, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Escrow Agent shall, and Parent shall cause the Escrow Agent to, release the full amount of the Exchange Fund to the Paying Agent, for the benefit of the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) (other than Excluded Shares), by no later than immediately after such time as the Escrow Agent receives satisfactory evidence of the filing of the Plan of Merger with the Registrar of Companies (it being agreed that, without limitation, (x) an email confirmation from either Parent’s or the Company’s Cayman Islands legal counsel confirming that such filing has been submitted or (y) an email copy of a Certificate of Merger with respect to the Merger issued by the Registrar of Companies will constitute satisfactory evidence); provided, that in any event the full amount of the Exchange Fund shall be released to the Paying Agent by no later than immediately prior to the Effective Time and provided further, that there will be no conditions to the Escrow Agent’s release of the Exchange Funds other than the Escrow Agent’s receipt of such evidence. At its election in its sole discretion, the Company shall be made a party to all agreements with the Escrow Agent with respect to the foregoing, with full power to enforce the Escrow Agent’s obligations thereunder.

(b)    Exchange Procedures. Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Ordinary Shares (other than the Excluded Shares and the Ordinary Shares represented by ADSs) entitled to receive the Per Share Merger Consideration pursuant to Section 2.1(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Ordinary Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Ordinary Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.3(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.3(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Ordinary Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.3(c)) and each registered holder of non-certificated Ordinary Shares represented by book entry (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Ordinary Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.3(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.3(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.3(i)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Ordinary Shares or ADSs pursuant to the provisions of this Article II.

(c)    Lost Certificates. If any Share Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Ordinary Shares (other than Excluded Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.1(a).

(d)    Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Ordinary Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Ordinary Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company and holders of ADSs who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of six years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)    Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split or subdivision, reverse share split or share consolidation, share dividend (including any dividend or distribution of securities convertible into Ordinary Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Ordinary Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Ordinary Shares (including Ordinary Shares represented by ADSs), Company Options and Company Restricted Share Awards the same economic effect as contemplated by this Agreement prior to such action.

(f)    Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Ordinary Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration as contemplated hereby. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.3(b), this Section 2.3(f) and Section 2.3(g), the Exchange Fund shall not be used for any other purpose.

(g)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Ordinary Shares or ADSs for six months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Ordinary Shares and ADSs (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.1(a) and Section 2.1(b).

(h)    No Liability. None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Ordinary Shares for any such Ordinary Shares (including Ordinary Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)    Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Ordinary Shares, ADSs, Company Options or Company Restricted Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as applicable, to the applicable Governmental Entity and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Ordinary Shares, ADSs, Company Options or Company Restricted Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.4    No Transfers. From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Ordinary Shares (including Ordinary Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, and (b) the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Ordinary Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Ordinary Shares (other than the Excluded Shares), and for no consideration in the case of Excluded Shares and only in accordance with Section 2.1(d) and Section 2.6 in the case of the Dissenting Shares.

Section 2.5    Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate (i) the deposit agreement dated June 29, 2008, entered into by and among the Company, the Depositary and the holders and beneficial owners of ADSs issued thereunder and (ii) the renewal engagement letter dated March 25, 2019, entered into between the Company and the Depositary (collectively, the “Deposit Agreement”) in accordance with its terms.

Section 2.6    Dissenting Shares. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, any attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to the Section 238 of the Cayman Companies Law and received by the Company relating to its shareholders’ exercise of Dissenter Rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or any demands or approve any withdrawal of any such Dissenter Rights or demands.

Section 2.7    Merger Consideration and Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents not less than the fair value of the Shares and the Per ADS Merger Consideration represents not less than the fair value of the ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after January 1, 2017 and not less than two Business Days prior to the date of this Agreement (without giving effect to any amendment to any such SEC Report filed on or after the date hereof and excluding any disclosures set forth in the SEC Reports (A) under the captions “Risk Factors” or “Forward-Looking Statements” and (B) in any other forward-looking disclosure, in each case, to the extent they are cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Memorandum and Articles of Association), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.10(b) (Absence of Certain Changes or Events), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers) or Section 3.21 (Anti-takeover Provisions), or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

Section 3.1    Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries is a legal entity duly incorporated or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect or (b) prevent, delay or impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement. Section 3.1 of the Company Disclosure Letter sets forth (i) each of the Company’s subsidiaries and the ownership interest of the Company in each such subsidiary, as well as the ownership interest of any other Person or Persons in each such subsidiary and (ii) the jurisdiction of organization of each such subsidiary. Except as set forth on Section 3.1 of the Company Disclosure Letter and except for securities held by the Company in connection with its ordinary course treasury investment activities, neither the Company nor any of its subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person.

Section 3.2    Memorandum and Articles of Association. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the memorandum and articles of association, as amended to date (the “Memorandum of Association”), of the Company as currently in effect, and equivalent organizational or governing documents, as amended to date, of each of the Company’s material subsidiaries, and each of the foregoing documents is in full force and effect.

Section 3.3    Capitalization. The authorized share capital of the Company is $50,000 divided into 500,000,000 Ordinary Shares.

(a)    As of the date of this Agreement:

(i)    135,560,557 Ordinary Shares (other than Ordinary Shares subject to Company Restricted Share Awards) are issued and outstanding, of which 969,000 Ordinary Shares are held by the Company as treasury shares;

(ii)    26,591,704 Ordinary Shares are available for issuance pursuant to the Company Share Plans (and for the avoidance of doubt are not included in the number of issued and outstanding Ordinary Shares set forth in clause (i));

(iii)    1,187,044 Ordinary Shares are issued and outstanding pursuant to Company Restricted Share Awards (and for the avoidance of doubt are not included in the number of issued and outstanding Ordinary Shares set forth in clause (i)); and

(iv)    Company Options to acquire 969,000 Ordinary Shares are issued and outstanding (and for the avoidance of doubt are not included in the number of issued and outstanding Ordinary Shares set forth in clause (i)) (with a weighted average exercise price equal to approximately $1.29 per Share).

(b)    Section 3.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of holders of Company Equity Awards, the type of such Company Equity Award, the number of Ordinary Shares subject to such Company Equity Awards held by each such holder, the exercise price or purchase price (as applicable) of such Company Equity Awards, the grant date of such Company Equity Awards, and the vesting schedules or vesting conditions or other restrictions imposed upon such Company Equity Awards. Each outstanding Company Equity Award was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Share Plans under which it was issued.

(c)    Except as set forth in Section 3.3(a) hereof or Section 3.3(b) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares or shares of capital stock or other voting securities of the Company or its subsidiaries, (B) securities of the Company or its subsidiaries convertible into, exercisable for, or exchangeable for shares or shares of capital stock, voting securities or equity interests of the Company or its subsidiaries, (C) subscriptions, options, warrants, convertible debts, convertible instruments, calls, phantom stock or other similar rights, agreements, arrangements, understandings or commitments of any character to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue or sell, any issued or unissued shares or shares of capital stock, voting securities, equity interests or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any shares or shares of capital stock, voting securities or equity interests of the Company or its subsidiaries, (D) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, exercisable for, or exchangeable for shares or shares of capital stock, voting securities or equity interests of the Company or any of its subsidiaries having the right to vote) on any matters on which shareholders of the Company may vote, or (E) securities or rights issued by the Company or its subsidiaries, in each case, that are derivative of, or provide economic benefit based on the value of, shares or shares of capital stock, voting securities or equity interests of the Company or its subsidiaries (the foregoing securities in clauses (A) through (E), the “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company or any of its subsidiaries to (x) repurchase, redeem or otherwise acquire any Company Securities or (y) grant, extend or enter into any subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement, understanding or commitment with respect to Company Securities. As of the date of this Agreement, all outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive rights, purchase options, call or right of first refusal or similar rights. Except as set forth in Section 3.3(c) of the Company Disclosure Letter, each of the outstanding shares of capital stock or other equity interests of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares or other equity interests are owned by the Company or a subsidiary of the Company and are owned free and clear of all Liens, agreements, transfer restrictions, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except for such transfer restrictions of general applicability arising under the Securities Act.

Section 3.4    Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject only to the approval of the Company’s shareholders by way of Special Resolution to approve and authorize this Agreement, the Plan of Merger and the Transactions, which shall require the affirmative vote of the holders of Ordinary Shares entitled to vote at the Shareholders’ Meeting voting in person or by proxy as a single class representing at least two-thirds of the voting power of the outstanding Ordinary Shares voted at the Shareholders’ Meeting, in accordance with the Cayman Companies Law and the Memorandum of Association (the “Company Requisite Vote”) and the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, liquidation, possessory liens, rights of set off, amalgamation, merger, consolidation, fraudulent conveyance, reorganization, moratorium and other Laws and legal procedures relating to or affecting creditors’ rights generally, applicable international sanctions, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors, at a duly called and held meeting, upon the recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of Excluded Shares) and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby, (iii) resolved to recommend the approval of this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby by the shareholders of the Company at the Shareholders’ Meeting (the “Recommendation”) and (iv) directed that this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby be submitted to the shareholders of the Company at the Shareholders’ Meeting for their approval. The only vote or approval of the holders of any class or series of shares or capital stock of the Company or any of its subsidiaries which is required to adopt and approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

Section 3.5    No Conflict; Required Filings and Consents.

(a)    Except as set forth in Section 3.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not, (i) breach, violate or conflict with the Memorandum of Association or other organizational or governing documents of the Company or any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any License or any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company or any of its subsidiaries pursuant to, any Contract, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent, materially delay or materially impede the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, arbitral body (public or private), commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, including the joining of the Company in the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) with the Proxy Statement as an exhibit thereto, and the filing of one or more amendments to the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of the New York Stock Exchange, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies and publication of the notification of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Law and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to (A) prevent, materially delay or materially impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement or (B) have a Material Adverse Effect.

Section 3.6    Compliance.

(a)    Except as set forth in Section 3.6(a) of the Company Disclosure Letter, the Company and its subsidiaries are not, and since the Applicable Date have not been, in violation in any material respect of and are, and since the Applicable Date have been, in compliance in all material respects with, each Law applicable to the Company or any of its subsidiaries or any of its or their respective assets, businesses or properties. The Company and its subsidiaries have all material permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities required to conduct their respective businesses and to own, lease and operate their respective assets and properties as being conducted, owned, leased or operated (“Licenses”), and all Licenses are effective and passed their respective annual inspection in accordance with applicable Laws and no suspension or cancellation of any of the Licenses is pending or, to the knowledge of the Company, threatened. All approvals of, and filings and registrations and other requisite formalities with, Governmental Entities in the PRC that are required to be obtained or made in respect of the Company and its subsidiaries incorporated in the PRC with respect to its capital structure and operations as now being conducted, have been duly completed in all material respect in accordance with applicable PRC Laws. None of the Company and its subsidiaries is in default, breach or violation of any Law applicable to it, or by which any of its properties or assets is bound, in each case in any material respect. None of the Company and its subsidiaries has received any written notice or communication from any Governmental Entity or stock exchange of any non-compliance with any applicable Laws that has not been cured, except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Except as would not be individually or in the aggregate material, for the preceding five years none of the Company or any of its subsidiaries, any officer or director of any of the foregoing, or, to the knowledge of the Company, any agent, employee or other Person acting on behalf of any of the foregoing, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act of 2010, any applicable anti-corruption Laws of the PRC (including the Criminal Law of the PRC passed by the National People’s Congress on July 1, 1979 (as amended), the Law of the PRC for Countering Unfair Competition passed by the National People’s Congress on September 2, 1993 (as amended) and the Interim Provisions Prevention of Commercial Bribery passed by the State Administration for Industry and Commerce of the PRC on November 15, 1996), the Prevention of Bribery Ordinance of Hong Kong, the Banking Ordinance of Hong Kong and the Independent Commission Against Corruption Ordinance of Hong Kong, or any other similar applicable Law that prohibits corruption or bribery and regulate record keeping and internal controls (collectively, “Anti-Corruption Laws”). The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws by the Company and its subsidiaries. During the five years prior to the date hereof, neither the Company nor any of its subsidiaries has, in connection with or relating to the business of the Company or any of its subsidiaries, (1) received from any Governmental Entity any written notice, citation or inquiry regarding any actual or potential non-compliance with any applicable Anti-Corruption Laws, (2) made any voluntary, directed, or involuntary disclosure to a Governmental Entity for any actual or potential non-compliance with any applicable Anti-Corruption Laws, or (3) is aware of any internal or Governmental Entity-led investigation regarding actual or potential non-compliance with any applicable Anti-Corruption Laws.

(c)    None of the Company’s directors or officers is a Government Official.

(d)    Neither the Company nor any of its subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its subsidiaries, is currently, or has been in the last five years: (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (D) otherwise in violation of Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(e)    During the five years prior to the date hereof, neither the Company nor any of its subsidiaries has, in connection with or relating to the business of the Company or any of its subsidiaries, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws.

Section 3.7    SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)    The Company has filed or furnished, on a timely basis, all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed by it with, or furnished by it to, the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2017 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement. As of the date hereof, (i) there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff and (ii) none of the subsidiaries of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act. Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(b)    The audited consolidated financial statements of the Company (including all notes thereto) included in each of the Company’s Annual Reports on Form 20-F filed with the SEC since the Applicable Date complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, statements of comprehensive income and statements of cash flows for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the SEC Reports complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal year-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations for the periods indicated (subject to normal year-end adjustments as permitted by GAAP). There are no unconsolidated subsidiaries of the Company within the meaning of GAAP.

(c)    The Company has established and maintains, and at all times since the Applicable Date has maintained, disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Since the Applicable Date, based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, there has not been (i) any “material weakness” and “significant deficiency” in the design or operation of its internal control over financial reporting or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)    Except for (i) liabilities or obligations incurred in the ordinary course of business since September 30, 2019, (ii) liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, (iii) liabilities or obligations expressly contemplated by this Agreement and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto. Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

Section 3.8    Indebtedness and Security. Except as set forth in Section 3.8 of the Company Disclosure Letter, (a) neither the Company nor any of its subsidiaries has any secured creditors holding fixed or floating security interests with respect to any securities or assets of the Company or any of its subsidiaries, and (b) neither the Company nor any of its subsidiaries has any outstanding material unsecured financial indebtedness.

Section 3.9    Material Contracts.

(a)    Except (i) for this Agreement, (ii) for the Company Share Plans and (iii) as set forth in Section 3.9(a) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument (each, a “Contract”) that:

(i)    contains covenants that materially limit or purport to materially limit the ability of the Company or any of its subsidiaries, or that, upon the consummation of the Merger would materially limit or purport to materially limit the ability of Parent or any subsidiary of Parent, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area, during any period of time;

(ii)    other than with respect to any entity that is wholly owned by the Company or any of its wholly owned subsidiaries, is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement, in each case, that is material to the business of the Company and its subsidiaries, taken as a whole;

(iii)    with respect to any acquisition or disposition of assets (including capital stock or other equity interest in another Person), whether by merger, sale of shares, sale of assets or otherwise, pursuant to which the Company or any of its subsidiaries has continuing obligations following the date hereof, including indemnification, guarantee, “earn-out” or other contingent or outstanding payment obligations;

(iv)    contains any covenant that subject the Company or any of its subsidiary to, or that, upon the consummation of the Merger would subject Parent or any of its subsidiaries to, any “most-favored nation” provision or similar preferential terms, exclusivity or similar obligations or any arrangement that grants another Person any right of first refusal, first offer, first negotiation or similar preferential right;

(v)    any Contract that is for the employment or engagement, severance, change in control, or other similar agreement of (x) each Company Employee at the level of vice president of the Company or any of its subsidiaries or above or (y) any other Company Employee at base annual compensation in excess of $200,000;

(vi)    requires or permits the Company or any of its subsidiaries, or any successor to, or acquirer of the Company or any of its subsidiaries, to make any material payment to another Person or to give notice to or obtain consent from another Person, or gives another Person a right to receive or elect to receive any material payment or terminate or materially amend or modify any Contract between the Company or any of its subsidiaries and such Person, in each case as a result of a change of control of the Company or any of its subsidiaries, the Merger or other transactions contemplated hereby; and

(vii)    is a Contract relating to the assignment, transfer, licensing, or grant of any other rights under, any material Intellectual Property by or to the Company or any of its subsidiaries, or otherwise relating to any material Intellectual Property (including covenant-not-to-sue, research and development, joint development, coexistence, consent-to-use, concurrent use, and settlement agreements), excluding (x) Off-the-Shelf Software Licenses and (y) non-exclusive licenses of Intellectual Property granted by the Company or its subsidiaries to their customers in the ordinary course of business consistent with past practices.

Each Contract set forth (or required to be set forth) in Section 3.9(a) of the Company Disclosure Letter or filed (or which is required to be filed) as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Share Plan), is referred to herein as a “Material Contract”.

(b)    Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries as parties thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) neither the Company nor any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof) and (y) to the knowledge of the Company, there is no breach or default under any Material Contract by the Company or any of its subsidiaries or any other party thereto and no event or condition has occurred that constitutes, or, with or without the lapse of time or the giving of notice or both, would constitute, a default thereunder by the Company or any of its subsidiaries.

Section 3.10    Absence of Certain Changes or Events. Except as set forth in Section 3.10 of the Company Disclosure Letter, (a) since September 30, 2019 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries have, in all material respects, conducted their business in the ordinary course consistent with past practice and (b) since September 30, 2019, there has not occurred any event, development, change, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11    Absence of Litigation. No litigation, suits, claims, charges, actions, proceedings, audits, investigations or arbitrations (each, an “Action”) are pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any such Action that would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement. Neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any Order, except for those that would not, individually or in the aggregate, reasonably be expected to (A) have a Material Adverse Effect or (B) prevent, materially delay or materially impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

Section 3.12    Employee Benefit Plans.

(a)    Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. A “Company Plan” is a benefit plan, policy, program, Contract or arrangement providing employment, compensation or benefits (i) to any current or former director, officer, employee, contactor, consultant or individual service provider (collectively, the “Company Employees”), including bonus plans, employment, severance, employee loan, fringe benefits, change in control, retention, transaction or similar bonuses, incentive equity or equity-based compensation, or deferred compensation arrangements, or (ii) that is contributed to, sponsored or maintained by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any current or contingent obligation or liability, other than a plan, policy, program, or arrangement which is required to be maintained by applicable Law.

(b)    With respect to each Company Plan set forth on Section 3.12(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof to the extent in writing and, to the extent applicable, and any related trust agreement or other funding instrument.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws and (ii) with respect to each Company Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(d)    No Company Plan provides for post-employment or retiree health benefits, except to the extent required by applicable Laws. With respect to each Company Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(e)    Except as set forth in Section 3.12(e) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will not (i) accelerate the time of payment, vesting, or funding of, trigger the granting of, or trigger an increase in the amount of compensation or benefit due to or create an entitlement to compensation or benefits for any current or former director, officer, employee, contractor or consultant of the Company under any Company Plan or otherwise, or (ii) result in any material breach or violation of or default under, or limit the Company’s or any of its subsidiaries’ right to amend, modify or terminate, any Company Plan.

Section 3.13    Labor and Employment Matters.

(a)    Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement, no Company Employee is represented by any labor union, works counsel or other labor organization with respect to employment with the Company or any of its subsidiaries, and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no, and since January 1, 2018, there have not been any strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(b)    There are no pending or, to the knowledge of the Company, threatened Actions relating to Company Employees or employment practices, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices.

Section 3.14    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies of the Company and its subsidiaries which are material to the Company and its subsidiaries, individually or taken as a whole, are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its subsidiaries operate.

Section 3.15    Properties.

(a)    Each of the Company or a subsidiary of the Company owns and has good title to the Owned Real Property, free and clear of all liens, encumbrances, licenses, covenants not to sue, options, rights of first refusal, rights of first offer, claims and defects, and imperfections of title (collectively, “Liens”) (except for the Permitted Liens), and the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Entity and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full.

(b)    With respect to each Owned Real Property: (i) except as set forth in Section 3.15(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) other than the right of Parent and Merger Sub pursuant to this Agreement and the statutory rights of first refusal of any lessee under the Laws of the PRC, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(c)    (A) Each of the Company and its subsidiaries has a good and valid leasehold or subleasehold interest in each relevant parcel of the Material Leased Real Property, free and clear of all Liens, except for Permitted Liens; (B) each Material Lease is legal, valid, binding, enforceable and in full force and effect; subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its applicable subsidiaries is in material breach or violation of, or default under any Material Lease and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Material Lease.

(d)    The Company and its subsidiaries have good title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except for Permitted Liens.

Section 3.16    Tax Matters.

(a)    The Company and each of its subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have timely paid all material Taxes (as defined below) that are due and payable whether or not shown as due on such filed Tax Returns and have withheld all amounts of Taxes required to be withheld from amounts owing to any employee, creditor, equity holder, or other third party; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not yet expired.

(b)    No Tax audits, examinations, investigations or other proceedings with respect to income or other material Taxes of or with respect to the Company or any of its subsidiaries are currently pending and neither the Company nor any of its subsidiaries has received notice of an upcoming audit, examination, investigation or other proceeding with respect to income or other material Taxes.

(c)    There are no Liens on any of the assets of the Company or any of its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than for Taxes that are not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP.

(d)    Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4 or any similar provision of applicable Law.

(e)    Neither the Company nor any of its subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) as a result of being a member of a combined, unitary, consolidated or similar tax group, as a transferee or successor, by Contract, or otherwise, or (B) is a party to or bound by (x) any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to income or other material Taxes, or (y) any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other customary commercial agreements or Contracts not primarily related to Tax or any agreement among or between only the Company or any of its subsidiaries).

(f)    No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. No penalties have been imposed by any Governmental Entity on the Company or any of its subsidiaries due to any violation of Tax Laws.

(g)    None of the Company or any of its subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax Return.

(h)    None of the Company or any of its subsidiaries has ever been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and the Treasury Regulations promulgated thereunder (or any similar or analogous provision of state, local, or non-U.S. Law).

(i)    For purposes of this Agreement:

(i)    “Taxes” means all profits, franchise, gross receipts, windfall, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, license, production, value added, occupancy, land value appreciation, deed, registration, alternative, add-on minimum, branch profits, premium, business and national tax and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Entity, including any obligations with respect to escheat or unclaimed property together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions;

(ii)    “Tax Law” means any Law relating to Taxes; and

(iii)    “Tax Return” means all returns and reports (including any elections, disclosures, information returns and attached schedules) filed or required to be filed with a Tax authority, including any information return, claim for refund, declaration of estimated Tax or amendment to any of the foregoing.

Section 3.17    Schedule 13E-3; Proxy Statement. None of the information supplied or to be supplied in writing by the Company for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time the Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC or (b) the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (such proxy statement, as amended or supplemented, including the letter to shareholders, notice of the Shareholders’ Meeting and form of proxy, the “Proxy Statement”), on the date it (and any amendment or supplement thereto) is first filed as an exhibit of the Schedule 13E-3 with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in any of the foregoing documents based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement.

Section 3.18    Intellectual Property

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or one of its wholly-owned subsidiaries solely and exclusively owns all right, title, and interest in and to all Company Intellectual Property, free and clear of all Liens and (ii) the Company and its subsidiaries have valid and enforceable rights to use all Intellectual Properties that is necessary to conduct the businesses of the Company and its subsidiaries as currently conducted.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries’ have not infringed, misappropriated, or otherwise violated, and the current conduct of their businesses, does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party; and (ii) to the knowledge of the Company, the material Intellectual Property owned by the Company and its subsidiaries has not been infringed, misappropriated or otherwise violated, and is not being infringed, misappropriated or otherwise violated by any third party.

(c)    There are no pending or, to the knowledge of the Company, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its subsidiaries of, any of the material Company Intellectual Property.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries are, and have been since the Applicable Date, in compliance with all Data Privacy and Security Requirements and have established and maintain policies and procedures relating to Personal Data that comply with all applicable Laws.

(e)    The Company and its subsidiaries own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of the Company or its subsidiaries.

Section 3.19    Opinion of Financial Advisor. The Special Committee has received the opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and other limitations set forth in the Financial Advisor’s written opinion, the Per Share Merger Consideration to be paid to the holders of Ordinary Shares (other than the Excluded Shares and Ordinary Shares represented by ADSs) and the Per ADS Merger Consideration to be paid to the holders of ADS (other than ADSs representing the Excluded Shares) pursuant to this Agreement, as applicable, is fair, from a financial point of view, to such holders. A signed, correct and complete copy of such opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Company. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 3.20    Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

Section 3.21    Anti-takeover Provisions. There are no “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other forms of anti-takeover statutes or regulations enacted under any Laws, or “poison pills”, “shareholder rights plans” or similar Contracts to each of which the Company is a party with respect to any shares of the Company, or similar provisions under the organizational documents of the Company and its subsidiaries (collectively, “Takeover Statute”), in each case applicable to this Agreement, the Merger or other transactions contemplated hereby. The Company has taken all necessary actions to exempt this Agreement, the Merger and the other transactions contemplated hereby from any Takeover Statute applicable to this Agreement, the Merger or other transactions contemplated hereby.

Section 3.22    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and in any certificate delivered in connection with this Agreement, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that:

Section 4.1    Organization. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the memorandum and articles of association of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date hereof.

Section 4.2    Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the respective director(s) of Parent and Merger Sub and, promptly following the execution of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, by special resolution, in its capacity as sole shareholder of Merger Sub, and no other corporate proceedings or shareholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not (i) breach, violate or conflict with the memorandum and articles of association of each of Parent and Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, including the joining of Parent and Merger Sub (and their Affiliates) in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (with the Proxy Statement as an exhibit thereto), and the filing of one or more amendments to the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of the New York Stock Exchange, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties or assets is or are subject to any Order, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5    Operations and Ownership of Merger Sub. The authorized share capital of Merger Sub consists solely of 200,000,000 ordinary shares, par value $0.0000005 per share, 100 of which are validly issued. All of the issued share capital of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

Section 4.6    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable prior to the Effective Time in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 4.7    Financing.

(a)    As of the date hereof, Parent has delivered to the Company true, complete and correct copies of (i) the fully executed commitment letter, dated on or about the date hereof, between Parent and the financial institutions (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions further described below), as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Financing Letters”; such financing commitment, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees, costs and expenses, and (ii) the fully executed commitment letters, dated as of the date hereof, between Parent and each of (x) Yue Zhao, Jingdong Liu and Sinvo Limited, and (y) Tao Long, Double Prestige Limited and Plenty Source Limited (the persons in the foregoing clauses (x) to (y), collectively, the “Equity Sponsors”) (including all exhibits, schedules and annexes thereto (if any), as may be amended, supplemented or otherwise modified from time to time, collectively, the “Equity Commitment Letters” and together with the Debt Financing Letters and/or, if applicable, documents for the Alternative Financing, the “Financing Documents”); such financing commitment, the “Equity Financing Commitments” and together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which such Equity Sponsors have committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing” and together with the Debt Financing, collectively, the “Financing”). As of the date hereof, the Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception.

(b)    None of the Financing Commitments has been amended or modified prior to the execution and delivery of this Agreement, and as of the date of this Agreement, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect.

(c)    Except (i) for fee letters (complete copies of which have been provided to the Company, with only fee amounts, market flex provisions and other customary economic terms and “securities demand” related provisions, if any, redacted) and customary engagement letters and customary related fee rebate letters in respect of permanent financing in lieu of all or part of the Debt Financing permitted hereby (provided that none of the foregoing (including fee letter redactions) adversely affect the amount, conditionality or availability of, or impose any additional conditions on the availability of, the Debt Financing), or (ii) as expressly set forth in or contemplated by the Debt Financing Commitments, there are no side letters or Contracts to which Parent or Merger Sub is a party that impose any conditions, affect the availability of or modify, amend or expand the conditions to the funding of, the Financing or the transactions contemplated hereby.

(d)    As of the date hereof, no event has occurred which would constitute a default or breach on the part of Parent or Merger Sub under the Debt Financing Commitments that would prevent or delay Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereunder in compliance with the terms of this Agreement, assuming the conditions to the Financing and conditions in Section 7.1 and Section 7.2 are satisfied. As of the date hereof, Parent has no reason to believe that any of the conditions to the funding of the full amount of the Financing contemplated by the Financing Commitments applicable to it will not be satisfied on the Closing Date. Assuming (x) the conditions in Section 7.1 and Section 7.2 are satisfied and (y) the Financing is funded in accordance with the Financing Commitments, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Merger Consideration and the other payments under Article II and (ii) pay any and all fees, expenses and other amounts required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger, the Financing and the other transactions contemplated by this Agreement.

Section 4.8    Limited Guarantee. Parent has furnished the Company with a true, complete and correct copy of the Limited Guarantee. The Limited Guarantee is in full force and effect. The Limited Guarantee is a (i) legal, valid and binding obligation of the Guarantors and (ii) enforceable in accordance with its respective terms against the Guarantors, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there is no default under the Limited Guarantee by the Guarantors, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Guarantors.

Section 4.9    Ownership of Shares. As of the date of this Agreement, other than as a result of this Agreement or as disclosed by any of the Rollover Shareholders on any Schedule 13D (including amendments thereof) filed with respect to the Company under the Exchange Act or as identified as “Owned Shares” in the Support Agreement, none of Parent, or Merger Sub or the Rollover Shareholders beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Ordinary Shares or any securities that are convertible into or exchangeable or exercisable for Ordinary Shares, or holds any rights to acquire or vote any Ordinary Shares.

Section 4.10    Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived and (b) the accuracy of the representations and warranties of the Company in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate consideration to which the shareholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Company or its subsidiaries which become due or payable by the Surviving Company and its subsidiaries in connection with, or as a result of, the Merger and payment of all fees, expenses and other amounts, the Surviving Company and each of its subsidiaries, on a consolidated basis, will not be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature).

Section 4.11    Certain Arrangements. As of the date of this Agreement, except for this Agreement, the Support Agreement, the Limited Guarantee, the Confidentiality Agreement, the Interim Investors Agreement and the Equity Commitment Letters, none of Parent, Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any shareholder of the Company or any member of the Company’s management, officers or directors that is related to the transactions contemplated by this Agreement or pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of any securities of the Company of a different amount or nature than the consideration provided in respect of such securities of the Company pursuant to this Agreement.

Section 4.12    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

Section 4.13    Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business and operations of the Company and its subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement (including the Company Disclosure Letter) and in any certificate delivered pursuant to this Agreement).

Section 4.14    Knowledge of Misrepresentations. As of the date hereof, none of Parent, Merger Sub, or their respective Affiliates and Representatives, has any knowledge (i) that any of the representations and warranties of the Company in this Agreement is not true and correct in all material respects or (ii) of any events or circumstances which are reasonably likely to result in any of the representations and warranties of the Company in this Agreement not being true and correct in all material respects.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1    Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise expressly required by this Agreement, as specifically set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall and shall cause its subsidiaries to, (x) conduct its and their respective businesses in the ordinary course of business consistent with past practice, (y) maintain in effect all Licenses necessary for the lawful conduct of its and their respective businesses and (z) use its and their respective reasonable best efforts to preserve substantially intact its and each of its subsidiaries’ business organization and material business relationships (including with customers, suppliers, employees and lessors), and (b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to:

(i)    (A) amend, adopt any amendment to or otherwise change its Memorandum of Association or other applicable governing instruments or (B) enter into any agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document;

(ii)    make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any business or any corporation, partnership or other business organization or division thereof or any property or assets, in each case, except for (A) purchases of inventory and other assets in the ordinary course of business consistent with past practices or pursuant to existing Contracts in effect as of the date hereof, (B) acquisitions in the ordinary course of business consistent with past practices not to exceed $1,000,000 in the aggregate, or (C) investments in any wholly owned subsidiaries of the Company;

(iii)    issue, sell, grant, authorize, pledge, encumber or dispose of (or authorize the issuance, sale, grant, authorization, pledge, encumbrance or disposition of), any Company Securities (except for (A) any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any subsidiary of the Company or (B) any issuance of Ordinary Shares upon the exercise of Company Options outstanding on the date hereof in accordance with their terms on the date hereof);

(iv)    reclassify, combine, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase or otherwise acquire any shares or shares of capital stock or other ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) or consummate or authorize any other similar transaction with respect to shares or shares of capital stock or ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) other than (A) the acquisition by the Company of Ordinary Shares in connection with the surrender of Ordinary Shares by holders of Company Options in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of conditions or restrictions on the Company Options, (B) the withholding of Ordinary Shares to satisfy Tax obligations with respect to Company Equity Awards, or (C) the acquisition by the Company of Ordinary Shares in connection with the forfeiture of Company Equity Awards;

(v)    create or incur any Lien, other than Permitted Liens, in respect of indebtedness in an amount exceeding $500,000 in the aggregate on any material assets of the Company or its subsidiaries;

(vi)    make any loans, advances, capital contributions to, or other investments in, any Person (other than the Company or any of its wholly owned subsidiaries) in excess of $500,000 in the aggregate;

(vii)    sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, permit to lapse or expire, grant an easement with respect to, grant any rights under, or subject to any Lien (other than Permitted Liens), allow to expire, fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of), or dispose of any assets, rights or properties (including Owned Real Property and Intellectual Property) other than (A) sales or dispositions of inventory and other tangible assets in the ordinary course of business consistent with past practices or pursuant to existing Contracts in effect as of the date hereof, (B) leases or sub-leases of tangible assets, in each case, in the ordinary course of business consistent with past practices, (C) other sales, leases, transfers, exchanges, swaps, or dispositions of tangible assets or properties (other than the Owned Real Property) to the Company or any wholly owned subsidiary of the Company or of tangible assets or properties with a value of less than $500,000 in the aggregate or (D) any sale, transfer or other disposition with a value of less than $500,000 in the aggregate;

(viii)    declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or its subsidiaries’ capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or any wholly owned subsidiary of the Company);

(ix)    authorize or make any capital expenditures which are, in the aggregate, in excess of $1,000,000, other than as set forth in the annual budget of the Company duly approved by the Board of Directors;

(x)    enter into, renew, materially modify or amend, terminate, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Material Contract) in each case not in the ordinary course of business, other than (A) any termination or renewal in accordance with the terms of any existing Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)    except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned subsidiaries of the Company, incur, prepay, issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money in excess of $500,000, or modify in any material respect the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a wholly owned subsidiary of the Company), in each case, in excess of $500,000, other than guarantees incurred in compliance with this Section 5.1 by the Company of indebtedness of subsidiaries of the Company;

(xii)    except as required by Law or as required pursuant to this Agreement or the terms of any Company Plan as in effect on the date hereof and disclosed and provided to Parent before the date hereof, (A) increase the compensation or benefits (including change in control, retention, severance termination pay, deferred compensation or other similar arrangement) of any of its directors, officers, employees, contractors, consultants, or service providers (except base salary or wage increases for employees in the ordinary course of business consistent with past practices), (B) make, announce or grant any incentive compensation (including equity-based incentive compensation) bonus, change in control, retention, severance, termination pay or other similar arrangement to any current or former directors, officers, employees, contractors, consultants, or service providers, (C) establish, adopt, enter into, amend or terminate any Company Plan, (D) loan or advance any money or any other property to any present or former director, officer, employee, contractor, consultant, or service provider of the Company or any subsidiary, (E) hire (other than in connection with an ordinary course replacement hiring for employees whose annual compensation is less than $500,000) or terminate (other than for cause) any employee, contractor, consultant or service provider with an annual compensation in excess of $500,000 or enter into an agreement with respect to the foregoing, or (F) take any action to accelerate the vesting, funding or payment of any compensation, or benefits under, any Company Plan or otherwise;

(xiii)    make any material change in any accounting principles, procedures, policies or practices, except as may be required to conform to changes in applicable Law or GAAP or regulatory requirements with respect thereto;

(xiv)     (A) make any material change to any method of accounting for any income or other material Tax, (B) make, revoke, or change any material Tax election, (C) surrender any claim for a refund of a material amount of Taxes, (D) enter into any closing agreement or other ruling or written agreement with a Tax authority with respect to any material Taxes, (E) amend any income or other material Tax Return, or (F) settle or compromise any material Tax liability;

(xv)    enter into, modify, amend, or terminate any collective bargaining Contract or other Contract with any labor union, works council, labor organization, or other representative of any Company Employees, recognize or certify any labor union, labor organization, works council or group of employees of the Company or any of its subsidiaries as the bargaining representative for any Company Employees;

(xvi)    waive, release, settle or compromise any Action, other than settlements or compromises of litigation that do not impose any material non-monetary obligations on the Company or its subsidiaries or where the amounts paid does not exceed $500,000 individually or $1,000,000 in the aggregate;

(xvii)    fail to maintain in full force and effect material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses;

(xviii)    enter any new line of business outside of its existing business as of the date hereof; or

(xix)    enter into an agreement to do or take any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xviii).

Section 5.2    Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, it shall not take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.3    No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1 and Section 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1    Schedule 13E-3; Proxy Statement.

(a)    The Company shall, with the assistance of Parent, prepare the Proxy Statement relating to authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby (including the Merger) and including a notice convening the Shareholders’ Meeting in accordance with the Memorandum of Association, as promptly as practicable after the date of this Agreement. Unless the Board of Directors has made a Change of Recommendation (upon unanimous recommendation of the Special Committee) in accordance with the provisions of this Agreement, the Recommendation shall be included in the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Schedule 13E-3 and cause the initial Schedule 13E-3 (with the initial Proxy Statement filed as an exhibit) to be filed with the SEC as promptly as practicable after the date of this Agreement (and the parties shall use reasonable efforts to file the initial Schedule 13E-3 with the SEC within twenty-one (21) days after the date of this Agreement). The Company and Parent will cooperate and consult with each other in preparation of the Schedule 13E-3 and the Proxy Statement including furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3 or the Proxy Statement. Parent shall provide reasonable assistance and cooperation to the Company in the preparation, filing and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC.

(b)    Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to filing of the Proxy Statement and the Schedule 13E-3 (or any amendment or supplement thereto) to the SEC, or any dissemination of the Proxy Statement to the shareholders of the Company, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such documents, which the Company shall consider in good faith. Each of Company, Parent and Merger Sub will furnish all information concerning such Party to the other Parties as reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. If at any time prior to the Shareholders’ Meeting, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party which discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, however, that each Party makes no representation or warranty with respect to any statement made in the Proxy Statement or the Schedule 13E-3 based on information supplied by any of the other Parties or any of their Representatives which is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3. The Company shall promptly notify Parent and Merger Sub upon the receipt of any correspondences from any Governmental Entity with respect to, or any request from any Governmental Entity for amendments or supplements, to the Proxy Statement or the Schedule 13E-3 and shall provide Parent with copies of all correspondences between it and its Representatives, on the one hand, and such Governmental Entity, on the other hand, relating to the Proxy Statement or the Schedule 13E-3. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments, request or other correspondences of any Governmental Entity with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all comments reasonably proposed by Parent and Merger Sub. As promptly as practicable after the SEC confirms that it has no further comments to the Proxy Statement and the Schedule 13E-3 (but in any event no more than five Business Days following receipt of such confirmation from the SEC), the Company shall (i) cause the Proxy Statement to be mailed to holders of Ordinary Shares (including Ordinary Shares represented by ADSs) as of the record date established for the Shareholders’ Meeting promptly (the “Record Date”) and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Ordinary Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Ordinary Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

(c)    Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it specifically for use in the Proxy Statement or the Schedule 13E-3 if and to the extent that such information has become false or misleading in any material respect.

Section 6.2    Shareholders’ Meeting; Board Recommendation. The Company shall as promptly as practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement (but subject to the last sentence of this Section 6.2), take all action required under the Cayman Companies Law, the Memorandum of Association and the applicable requirements of the New York Stock Exchange necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable an extraordinary general meeting of the Company for the purpose of approving this Agreement and the transactions contemplated hereby (including any adjournment thereof, the “Shareholders’ Meeting”); provided that the Company may adjourn such meeting solely (i) to the extent required by Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (iii) if, within thirty minutes (or such longer time not exceeding one hour as the chairman of the Shareholders’ Meeting may determine to wait), as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Ordinary Shares (including Ordinary Shares represented by ADSs) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting, or (iv) upon Parent’s written request and at Parent’s direction, for a period of up to ten Business Days if the Company, acting through its Board of Directors, delivered any Change Notice pursuant to the terms of Section 6.3(c) within five Business Days before the then-scheduled date of the Shareholders’ Meeting. The Company, acting through its Board of Directors, shall, except in the case of a Change of Recommendation pursuant to Section 6.3(c) or Section 6.3(g), (a) make the Recommendation and include in the Proxy Statement the Recommendation and (b) use its reasonable best efforts to obtain the Company Requisite Vote; and the Board of Directors (and each of its committees) shall not (1) fail to include the Recommendation in the Proxy Statement, (2) withdraw, modify, qualify or change the Recommendation, (3) fail to reaffirm the Recommendation with any Person other than Parent and Merger Sub within five Business Days of a request therefor in writing by Parent following the public disclosure of an Acquisition Proposal, (4) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.3(d) with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made prior to the tenth Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer) or (5) resolve to effect or publicly announce an intention or resolution to effect any of the foregoing, or take any other action or make any other public statement in connection with the Shareholders’ Meeting inconsistent with the Recommendation (any of the actions described in the foregoing clauses (1) through (5), a “Change of Recommendation”), in each case subject to the terms and conditions of Section 6.3(c) and Section 6.3(g). Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting. Except in the event of a Change of Recommendation described in Section 6.3(c) or Section 6.3(g), and in each case followed by a termination of this Agreement, without the prior written consent of Parent, authorization and approval of this Agreement, the Plan of Merger and the transactions (including the Merger) contemplated hereby shall be the only matters (other than procedural matters) proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

Section 6.3    No Solicitation of Transactions.

(a)    Until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VIII:

(i)    the Company and its subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

(1)    solicit, initiate or take any other action to facilitate or encourage any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(2)    engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide any non-public information or data concerning the Company or any of its subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(3)    approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for, relating to, or reasonably be expected to result in any Acquisition Proposal;

(4)    amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of the Company or any of its subsidiaries (provided that if the Board of Directors determines in its good faith judgement upon the unanimous recommendation of the Special Committee, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the its fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make an Acquisition Proposal to the Board of Directors); or

(5)    agree or authorize to do any of the foregoing; and

(ii)    the Company and its subsidiaries shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall immediately (A) terminate all access of any Person (other than Parent and its Representatives) to any electronic data room maintained by the Company in connection with the transactions contemplated hereunder and (B) request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of shares or assets or otherwise) the Company or any of its subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)    Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Requisite Vote, the Company, its subsidiaries and its and their respective Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.3:

(i)    provide information (including any non-public information or data concerning the Company or any of its subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall concurrently make available to Parent any non-public information concerning the Company or any of its subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; or

(ii)    engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.3(b)(i) or Section 6.3(b)(ii) above, the Board of Directors has determined in its good faith judgement upon the unanimous recommendation of the Special Committee, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws.

(c)    Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 6.3, at any time prior to obtaining the Company Requisite Vote, the Board of Directors may effect a Change of Recommendation in connection with an Acquisition Proposal, if and only if:

(i)    the Board of Directors determines in its good faith judgement upon the unanimous recommendation of the Special Committee, after consultation with its independent financial advisor and outside legal counsel, in response to an unsolicited bona fide Acquisition Proposal that did not result from any breach of this Section 6.3, that such proposal constitutes a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable Laws;

(ii)    prior to effecting a Change of Recommendation in connection with an Acquisition Proposal in accordance with this Section 6.3(c), (A) the Company has provided prior written notice (the “Change Notice”) to Parent that the Board of Directors has resolved to effect a Change of Recommendation pursuant to Section 6.3(c)(i), describing in reasonable detail the reasons for such Change of Recommendation (which notice shall specify the identity of the party making the Acquisition Proposal and the material terms thereof and provide copies of all relevant documents relating to such Acquisition Proposal, and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change Notice (or, if delivered after 5:00 p.m. Hong Kong Time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending at least five Business Days later at 5:00 p.m. Hong Kong Time (as may be renewed, the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Documents so that such Acquisition Proposal ceases to constitute a Superior Proposal or so that the failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (2) shall permit Parent and its Representatives during the Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Documents and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.3(c)(ii) with respect to such new written notice; provided, further, that with respect to the new written notice to Parent, the Notice Period shall be deemed to be a three Business-Day period rather than the five Business-Day period first described above; and

(iii)    following the end of the Notice Period (and any renewed period thereof), the Board of Directors has determined in its good faith judgement upon the unanimous recommendation of the Special Committee (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Financing Documents, that the Acquisition Proposal continues to constitute a Superior Proposal and failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(d)    Nothing contained in this Section 6.3 shall be deemed to prohibit the Company or its Board of Directors (or the Special Committee) from taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or from making any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided that any public disclosure (other than any “stop, look and listen” statement) by the Company or its Board of Directors (or the Special Committee) relating to any determination or other action by the Board of Directors (or the Special Committee) with respect to any Acquisition Proposal (i) shall be deemed to be a Change of Recommendation unless the Board of Directors expressly publicly reaffirms its Recommendation in such disclosure and (ii) shall not permit the Company or its Board of Directors to effect a Change of Recommendation (upon unanimous recommendation of the Special Committee) that is not otherwise permitted by Section 6.3(c).

(e)    The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if it or, to its knowledge, any of its Representatives becomes aware that any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal (including, if applicable, copies of any written inquiry, proposal, offer, proposed Contracts, term sheets or letters of intent) and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material change to the terms of any such Acquisition Proposal and the status of any such discussions or negotiations. None of the Company, its Board of Directors or the Special Committee shall enter into any Contract or other binding agreement with any Person to limit the Company’s ability (i) to give prior notice to Parent of its intention to effect a Change of Recommendation or (ii) to fully perform its covenants and obligations pursuant to Section 6.2 and Section 6.3 this Agreement.

(f)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent and Merger Sub) relating to (1) any direct or indirect acquisition, exclusive license or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (2) any direct or indirect acquisition, purchase or issuance of 20% or more of the total voting power of the equity interests of the Company, (3) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity interest of the Company, (4) any merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole), or (v) any combination of the foregoing; provided that the Merger shall not be deemed an Acquisition Proposal.

(ii)    “Superior Proposal” means a bona fide and written Acquisition Proposal involving more than 50% of the total voting power of the equity interests of the Company that the Board of Directors in good faith judgement upon the unanimous recommendation of the Special Committee determines (A) is reasonably likely to be consummated in accordance with its terms and (B) would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated hereby, in each case, after (x) consultation with its independent financial advisor and outside legal counsel and (y) taking into account all such factors and matters deemed relevant in good faith by the Board of Directors, including legal, financial (including the financing terms of any such proposal), regulatory or other consents and approvals, timing, the identity of the person making the proposal or other aspects of such proposal and the transactions contemplated hereby (after consultation with the external financial and legal advisors) and after taking into account any changes to the terms of this Agreement offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.3(c)); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) such offer is subject to the conduct of any due diligence review or investigation of the Company or any of its subsidiaries by the party making the offer or (ii) any financing required to consummate the transaction contemplated by such offer is not fully committed or the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.

(g)    Notwithstanding any other provision of this Agreement, prior to the Effective Time, the Board of Directors (acting upon unanimous recommendation of the Special Committee) or the Special Committee may direct the Company to make a Change of Recommendation (other than in response to a Superior Proposal, which shall be covered by the other provisions hereof) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”), provided, that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (u) the operation of the Company in the ordinary course of business, (v) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (w) any change in the price, or change in trading volume, of the Ordinary Shares or the ADSs, or any change in the Company’s credit rating (provided, however, that the exception to this clause (w) shall not apply to the underlying causes (other than those excluded by clauses (u) to (z) hereto) giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (x) the mere fact that the Company has exceeded or met any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date hereof (provided, however, that the exception to this clause (x) shall not apply to the underlying causes (other than those excluded by clauses (u) to (z) hereto) giving rise to or contributing to such fact or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (y) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date hereof, or (z) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (ii) the Board of Directors has first reasonably determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to make a Change of Recommendation would reasonably be expected to violate the directors’ fiduciary duties under applicable Law, (iii) five Business Days have elapsed since the Company has given written notice of such Change of Recommendation to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor and including a reasonably detailed written description of the Intervening Event, (iv) during such five Business Day period, the Company has considered and, if requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (v) the Board of Directors (acting upon recommendation of the Special Committee) or the Special Committee, following such five Business Day period, again reasonably determines in good faith, after consultation with its independent financial advisor and outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to make a Change of Recommendation would reasonably be expected to violate the directors’ fiduciary duties under applicable Law.

(h)    Notwithstanding anything to the contrary set forth in this Section 6.3(g), the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 6.3 by any subsidiary of the Company or their or the Company’s Representatives shall constitute a breach of this Section 6.3 by the Company, and (ii) it shall not nor shall it permit its subsidiaries to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 6.3 or otherwise complying with this Section 6.3.

Section 6.4    Further Action; Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to cause the conditions to the Closing to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and (ii) to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits and Orders necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated hereby; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action.

(b)    Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, any Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence and communications between them and any Governmental Entity with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Entity in respect of such registrations, declarations and filings or such transactions; and (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any communication, meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person; provided that each Party shall be entitled to redact material (1) as necessary to comply with contractual arrangements, (2) as necessary to address good faith legal privilege or confidentiality concerns or (3) to the extent relating to Company valuation and similar matters relating to the Merger.

(c)    No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry relating to Section 6.4(a) or Section 6.4(b) without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate in such substantive meeting or communication.

Section 6.5    Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent and (b) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby.

Section 6.6    Access to Information; Confidentiality.

(a)    From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, afford Parent and its Representatives reasonable access, consistent with applicable Law, at normal business hours to the Company’s and its subsidiaries’ respective officers, employees, properties, offices, and other facilities and to all books and records, and shall furnish Parent reasonably promptly with all financial, operating and other data and information concerning its and its subsidiaries’ businesses and properties as Parent or its Representatives, may from time to time reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its subsidiaries or contravene any applicable Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement (provided that the Company will use reasonable best efforts to, and will cause its subsidiaries to use reasonable best efforts to, cooperate with Parent in seeking and use reasonable best efforts to secure any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such violation, contravention, prejudice, or loss of privilege). All requests for information made pursuant to this Section 6.6(a) shall be directed to the executive officer or other Person designated by the Company, who shall initially be Zhi Wang.

(b)    Each of Parent and Merger Sub will comply with the terms and conditions of the confidentiality agreement, dated August 25, 2020, between the Company and the Guarantors (as amended, restated, supplemented, joined with additional parties, or otherwise modified from time to time, collectively, the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with their respective terms.

Section 6.7    Stock Exchange Delisting. Prior to the Closing, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Company of the Ordinary Shares and ADSs from the New York Stock Exchange as promptly as practicable and the deregistration of the Ordinary Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8    Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, the Company and Parent shall consult with each other (i) prior to issuing, and provide each other a reasonable opportunity review and comment on (and reasonably consider such proposed comments), any press releases or any public announcements with respect to this Agreement or the transactions (including the Merger) contemplated by this Agreement and (ii) prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except for (A) as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without, to the extent practicable, prior review by and consultation with the other Party), and (B) any action pursuant to and in compliance with Section 6.3. Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers, investors of any Affiliates of such Person, any Debt Financing Sources or any of their Affiliates or professional advisers, in each case, who are subject to customary confidentiality restrictions to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 6.8; provided, that, for the avoidance of doubt, no such communication shall be in the nature of press releases or public announcements. Notwithstanding the foregoing, the restrictions set forth in this Section 6.8 shall not apply to any release or announcement by the Company or its Affiliates made or proposed to be made in connection with and related to a Change of Recommendation (to the extent such Change of Recommendation is in compliance with the terms and conditions of this Agreement).

Section 6.9    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, Parent shall cause the Surviving Company to agree that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the Cayman Islands and its Memorandum of Association in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.9; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.9); provided further that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the Laws of the Cayman Islands and the Company’s Memorandum of Association shall be made by independent counsel selected by the Surviving Company. In the event of any such Proceeding (x) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed), (y) the Surviving Company shall reasonably cooperate with the Indemnified Party in the defense of any such matter and (z) the Indemnified Party shall not settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification has been sought by such Indemnified Party hereunder without the prior written consent of Parent or the Surviving Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)    Any Indemnified Party wishing to claim indemnification under this Section 6.9, upon learning of any such Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c)    Parent agrees to cause the Surviving Company to honor and perform the obligations under any indemnification provision and any exculpation provision in the Company’s Memorandum of Association. The provisions in the Surviving Company’s memorandum and articles of association with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Memorandum of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals except as required by applicable Law.

(d)    Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.9(d) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In addition, at Parent’s request, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.9(d) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In the event Parent elects for the Company to purchase such a “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements referenced on Section 6.9(d) of the Company Disclosure Letter entered into by the Company or any of its subsidiaries with any Indemnified Party and in effect as of the date hereof.

(e)    If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.9.

(f)    The provisions of this Section 6.9 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g)    The rights of the Indemnified Parties under this Section 6.9 shall be in addition to any rights such Indemnified Parties may have under the Memorandum of Association of the Company or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10    Parent Financing.

(a)    Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments (subject to any so-called “flex” provisions contained therein), including using reasonable best efforts to (i) maintain in effect the Financing Commitments in accordance with the terms and conditions thereof and hereof, provided, however, for the avoidance of doubt, Parent and Merger Sub may (A) amend, replace, supplement or modify the Debt Financing Commitments in any manner that does not adversely affect the amount, conditionality, enforceability, termination, timing or availability of the Debt Financing, and does not otherwise adversely affect the Debt Financing, such that the ability of Parent and Merger Sub to consummate the Transactions would be materially and adversely affected (any of the foregoing, an “Adverse Effect on Financing”), or (B) upon giving notice thereof to the Company, elect to replace all or any portion of the Debt Financing with alternative debt financing on terms and conditions not less favorable, in the aggregate (but in no event with any Adverse Effect on Financing), from the standpoint of Parent or Merger Sub than the terms and conditions as set forth in the Debt Financing Commitments as in effect on the date hereof (the “Replacement Debt Financing”), in each case so long as the aggregate amount of the net proceeds of the Debt Financing (together with the Equity Financing proceeds and the Parent’s and Merger Sub’s cash on hand) will not be less than an amount reasonably required to consummate the Merger and other transactions contemplated by this Agreement, (ii) satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Financing Commitments (or in any documents relating to a Replacement Debt Financing, the “Replacement Debt Commitments”) and such definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing substantially concurrently therewith), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments or any Replacement Debt Commitments (including any “flex” provisions contained therein) prior to the Closing, (iv) upon the satisfaction or waiver of all conditions set forth in the Debt Financing Commitments or Replacement Debt Commitments, consummate the Debt Financing on or prior to the Effective Time, and (v) enforce its rights under the Debt Financing Commitments or any Replacement Debt Commitments, or any definitive agreements therefor, to the extent necessary to fund the Merger Consideration and other payments required to made under this Agreement. In the event any portion of the Debt Financing or any Replacement Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitments or any Replacement Debt Commitments and such other term that would have an Adverse Effect on Financing, Parent and Merger Sub shall timely notify the Company in writing (and, in any event, within five Business Days after the occurrence or discovery thereof) and shall use their respective reasonable best efforts to arrange to obtain alternative financing from alternative sources (the “Alternative Financing”) in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitments, sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event, which Alternative Financing would not involve terms and conditions that are less favorable in the aggregate to Parent or Merger Sub than the Debt Financing Commitments or any Replacement Debt Commitments and would not have an Adverse Effect on Financing (provided that this sentence shall not require Parent or Merger Sub to pay any additional fees or to increase any interest rates applicable to the Debt Financing in excess of the amount set forth in the Debt Financing Commitments or any Replacement Debt Commitment (including any “flex” provisions) on the date hereof). Parent and Merger Sub shall not, and shall cause the Guarantors and the Rollover Shareholders not to, (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver would have an Adverse Effect on Financing. Upon any replacement, amendment, supplement or modification of the Financing Commitments made in compliance with this Section 6.10 (excluding any amendment for the sole purpose of joining or adding additional commitment parties thereto), Parent shall promptly (and, in any event, within five Business Days after the occurrence or discovery thereof) provide a copy thereof to the Company and the term “Financing Commitments” shall mean the Financing Commitments as so amended, replaced, supplemented or modified, including any Replacement Debt Financing or Alternative Financing.

(b)    Prior to or around the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause its subsidiaries and its Representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing (or any permanent financing consummated in lieu thereof or any Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.10(a)), including using reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub and their financing sources with the Required Information or other documents and information reasonably requested by Parent in connection with the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing and delivery of one or more customary representation letters), (ii) upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies to the extent customary in connection with the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing at reasonable times and locations to be mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent and its financing sources for any portion of the Debt Financing, any permanent financing consummated in lieu of the Debt Financing, Replacement Debt Financing or Alternative Financing, (iii) obtaining customary accountant’s comfort letters, consents, authorization and representation letters requested by financing sources in connection with the Debt Financing, any permanent financing consummated in lieu thereof, any Replacement Debt Financing or any Alternative Financing, it being understood that such documents will not take effect prior to the Closing, (iv) reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents, customary certificates, any payoff letters, security or lien releases or terminations, relating to existing security or guarantee, and other documents (including original stock certificates), to the extent reasonably requested by Parent in connection with the Debt Financing, or any permanent financing consummated in lieu thereof, Replacement Debt Financing, or Alternative Financing (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its subsidiaries, or on any of their respective officers or employees (other than the officers or employees of Parent, Merger Sub or any of their respective Affiliates), until the Closing), (v) reasonably assisting with procuring customary payoff letters, lien releases, terminations, deregistration or filing, all subject to the Closing, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing, any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing to evaluate the Company’s or any of its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, it being understood that all such arrangements and documents will not take effect prior to the Closing and (vii) providing information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 at least three Business Days prior to the Closing, to the extent requested in writing ten Business Days prior to the Closing. Notwithstanding the foregoing, (x) nothing in this Section 6.10 shall (A) require such cooperation to the extent it would unreasonably and materially interfere with the business or operations of the Company and its subsidiaries, (B) require the Company to waive or amend any terms of this Agreement, (C) cause any condition in Article VII to fail to be satisfied, or (D) require the Company to enter into any definitive agreement or arrangement prior to the Closing to the extent the effect of such agreement or arrangement cannot be completely unwound should the Closing not occur or require the Company to deliver any certificates, documents or instruments prior to the Closing to the extent any such certificates, documents or instruments will impose any liability on the Company or any of its subsidiaries prior to the Closing, and (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments (or any Replacement Debt Financing or Alternative Financing) or be required to take any action for which it would not be reimbursed and indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing (or any Replacement Debt Financing or Alternative Financing) or any of the foregoing prior to the Closing.

(c)    Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 6.10 and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all losses, liabilities, damages, claims, costs, expenses (including reasonable outside attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation with and/or the arrangement of the Debt Financing (or any Replacement Debt Financing) and the performance of their respective obligations under this Section 6.10 (including any action taken in accordance with this Section 6.10) and any information utilized in connection therewith, except to the extent such losses arose out of or resulted from (x) the willful misconduct of such Person or (y) misstatements or omissions in written historical information provided by or on behalf of the Company or its subsidiaries specifically for use in connection with the Debt Financing (or any permanent financing consummated in lieu thereof, Replacement Debt Financing or Alternative Financing obtained in accordance with Section 6.10(a)).

(d)    The Company hereby consents to the reasonable use of the logos of the Company and its subsidiaries by Parent and Merger Sub in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

Section 6.11    Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.12    Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or threatened in writing, against the Company, its officers or any members of its Board of Directors prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof, including, by promptly providing Parent copies of all proceedings and correspondence relating to such Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation, or take any action to settle, without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.13    Resignation of Directors. At or prior to the Closing, except as otherwise may be agreed by Parent, the Company shall cause to be delivered to Parent the letters of resignation of all members of the Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.14    Obligations of Merger Sub; Obligations of Subsidiaries.

(a)    Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement, the Financing Commitments, any Replacement Debt Financing and any Alternative Financing.

(b)    The Company shall take all action necessary to cause its subsidiaries to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Company Requisite Vote shall have been obtained; and

(b)    Orders. No Law, statute, rule, regulation, executive order, decree, ruling, injunction, judgment or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity of a competent jurisdiction (collectively, the “Orders”) which prohibits, restrains, makes illegal or enjoins the consummation of the transactions (including the Merger) contemplated by this Agreement shall remain in effect.

Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Article III (other than Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Memorandum and Articles of Association), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.20 (Brokers) and Section 3.21 (Anti-takeover Provisions)) shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Memorandum and Articles of Association), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.20 (Brokers) and Section 3.21 (Anti-takeover Provisions) shall be true and correct in all respects save for de minimis inaccuracies as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c)    Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Effective Time, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied; and

(d)    No Material Adverse Effect. No Material Adverse Effect shall have occurred since September 30, 2019 and be continuing.

(e)    Dissenting Shareholders. The aggregate amount of Dissenting Shares shall be less than 10% of the total number of issued and outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) immediately prior to the Effective Time.

Section 7.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”);

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Effective Time, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1    Termination.

This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:

(a)    by mutual written consent of Parent and the Company;

(b)    by Parent or the Company if there is any Order having the effect set forth in Section 7.1(b) that has become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Merger Sub, or in the case of the Company, any of its subsidiaries) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement, which breach has been the primary cause of such Order;

(c)    by either Parent or the Company if the Effective Time has not occurred on or before the six-month anniversary of the date hereof (the “End Date”); provided that, the End Date may be extended by mutual written agreement of Parent and the Company; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Merger Sub, or in the case of the Company, any of its subsidiaries) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of the failure of the Effective Time to occur on or before the End Date (such breach, a “Disqualifying Breach”).

(d)    by written notice from the Company if:

(i)    there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty is untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.2 not to be satisfied;

(ii)    prior to the receipt of the Company Requisite Vote at the Shareholders’ Meeting, the Board of Directors (acting upon unanimous recommendation of the Special Committee) authorizes the Company to terminate this Agreement and enter into an agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that in the event of such termination, the Company concurrently with, or immediately after, the termination of this Agreement, enters into such agreement; provided further that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d)(ii) unless the Company has (A) fully complied with applicable terms and conditions of this Agreement, including Section 6.3 hereof with respect to such Superior Proposal and (B) complied with Section 8.2(b)(i); or

(iii)    prior to the receipt of the Company Requisite Vote at the Shareholders’ Meeting, the Board of Directors (acting upon unanimous recommendation of the Special Committee) authorizes the Company to terminate this Agreement in connection with making a Change of Recommendation in accordance with Section 6.3(g), provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d)(iii) unless the Company has fully complied with applicable terms and conditions of this Agreement, including Section 6.3(g) and Section 8.2(b)(i).

(e)    by written notice from Parent if:

(i)    there has been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if (x) Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.3 not to be satisfied or (y) Parent or Merger Sub or their respective Affiliates or Representatives have taken any action to cause or result in, or that would be reasonably likely to cause or result in, a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement to the extent that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied.

(ii)    the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (ii) the Company fails to consummate the Merger within ten Business Days of the date on which the Closing should have occurred pursuant to Section 1.2, and (iii) at all times during such ten Business Day period described in clause (ii), Parent and Merger Sub stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby and Parent gave the Company a written notice on or prior to the end of such ten Business Day period confirming such fact.

(iii)    the Board of Directors has made, prior to obtaining the Company Requisite Vote, a Change of Recommendation.

(f)    by either Parent or the Company if the Company Requisite Vote has not been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment thereof, in each case, at which a vote on the approval of this Agreement, the Merger and the other transactions contemplated hereby was taken; or

(g)    by the Company, if (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (ii) Parent and Merger Sub fail to consummate the Merger within ten Business Days of the date on which the Closing should have occurred pursuant to Section 1.2, and (iii) at all times during such ten Business Day period described in clause (ii), the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby and the Company gave Parent a written notice on or prior to the end of such ten Business Day period confirming such fact.

Section 8.2    Effect of Termination.

(a)    In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.6(b), Section 6.8 (Publicity), the expense reimbursement and indemnification provisions of Section 6.10(c), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses) and Article IX (General Provisions), which shall survive such valid termination in accordance with its terms and conditions. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12.

(b)    In the event that:

(i)    this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii), or by Parent pursuant to Section 8.1(e)(ii) or Section 8.1(e)(iii), then the Company shall pay to Parent (or one or more of its designees) a fee of $2,500,000 (the “Company Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two Business Days of the applicable termination.

(ii)    this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) and (A) at any time after the date of this Agreement and prior to the Shareholders’ Meeting (or, if earlier, prior to the termination of this Agreement) an Acquisition Proposal shall have been publicly made or disclosed or an Acquisition Proposal shall have otherwise become publicly known or delivered to the Company and (B) within twelve months of such termination, the Company or any of its subsidiaries shall have entered into a definitive agreement with respect to any Acquisition Proposal, or shall have consummated any Acquisition Proposal, then, on the earlier of the date on which such definitive agreement is entered into or such Acquisition Proposal is consummated, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(iii)    this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) or Section 8.1(g), Parent shall pay to the Company a fee of $5,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two Business Days of the applicable termination.

(c)    The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(d)    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or Parent fails to timely pay an amount due pursuant to Section 8.2(b)(iii), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a final and non-appealable judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, or a final and non-appealable judgment against Parent for the amount set forth in Section 8.2(b)(iii), or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 8.2(b) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e)    Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.12, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee from the Company pursuant to this Section 8.2, the payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(d) shall be the sole and exclusive monetary remedy of Parent Related Parties against the Company, its subsidiaries and any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent and Merger Sub any amount due and payable pursuant to Section 8.2(d)), whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.6(b) and Section 6.8.

(f)    Notwithstanding anything to the contrary in this Agreement, if the Merger fails to consummate or if Parent or Merger Sub breaches this Agreement (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, Guarantors or other Non-Recourse Parties (as defined in the Limited Guarantee) (each a “Parent Related Party”) or any Debt Financing Source under the Debt Financing (or any Replacement Debt Financing or Alternative Debt Financing) and any of their respective Affiliates (other than Parent, Merger Sub or the Guarantors) (a “Lender Related Party”) for any breach, loss, damage or failure to perform under or otherwise arising from or in connection with this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for the Company to (x) terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(g) and receive payment of the Parent Termination Fee or (y) seek to recover monetary damages from Parent in connection with any termination of this Agreement in a circumstance in which the Parent Termination Fee is not actually paid; provided, that in no event shall Parent Related Party be subject to monetary damages in excess of the amount of the Parent Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 6.10(c) and Section 8.2(d)).

(g)    This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made (i) against the entities that are expressly identified as Parties hereto, (ii) to the extent and pursuant to, and in accordance with, the terms of, the Limited Guarantee, the Equity Financing Commitments or the Confidentiality Agreement, against the Guarantors or the other parties thereto, as applicable, and (iii) to the extent pursuant to and in accordance with the terms of the Support Agreement, against any Supporting Shareholder or Beneficial Owner party thereto. No other Non-Recourse Party or Company Related Party (other than, for the avoidance of doubt, the Guarantors or the other Non-Recourse Parties to the Limited Guarantee, the Equity Financing Commitments or the Confidentiality Agreement and the Supporting Shareholder or Beneficial Owner party to the Support Agreement, in each case, to the extent set forth in and in accordance with the terms thereof) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim against the Parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties hereto, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any Non-Recourse Party.

Section 8.3    Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2    Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that the Company may only take such action with the approval of the Special Committee. No amendments or modifications to the provisions of which the Lender Related Parties or Non-Recourse Parties are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner materially adverse to any such Lender Related Party or Non-Recourse Party without the prior written consent of such Lender Related Party or Non-Recourse Party (which shall not be unreasonably withheld, conditioned or delayed).

Section 9.3    Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided that the Company may only take such action with the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 9.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or express courier (postage prepaid and providing proof of delivery) to the respective Parties at the following addresses or email addresses as follows (or at such other address or email address for a Party as is specified by like notice):

(a)    if to Parent or Merger Sub:

18th Floor, Xueyuan International Tower,

1 Zhichun Road, Haidian District

Beijing, China

Attention: Zhengdong Zhu

Email: zzd@cdeledu.com

with an additional copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chaoyang

District, Beijing, China

Attention: Howard Zhang

Email: howard.zhang@davispolk.com

(b)    if to the Company:

China Distance Education Holdings Limited

18th Floor, Xueyuan International Tower,

1 Zhichun Road, Haidian District

Beijing, China

Attention:    Zhi Wang

Email: bsec@cdeledu.com

with an additional copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

Beijing Kerry Centre South Tower, Suite 823, 8th Floor,

No. 1 Guang Hua Road Chaoyang District

Beijing, China

Attention: Ning Zhang

Email: ning.zhang@morganlewis.com

(c)    if to the Special Committee, addressed to care of the Company, with a copy (which shall not constitute notice) to:

Special Committee of the Board of Directors of

China Distance Education Holdings Limited

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Attention: Ms. Carol Yu; Ms. Annabelle Yu Long

Email: carol@virtuesholding.cn; annabelle.long@bertelsmann.com with an additional copy (which shall not constitute notice) to:

Goulston & Storrs PC

400 Atlantic Avenue

Boston, Massachusetts

02110 USA

Attention:    Timothy Bancroft

Email: tbancroft@goulstonstorrs.com

Section 9.5    Certain Definitions.

(a)    Defined Terms. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is no less favorable to the Company than in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement);

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person;

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the Cayman Islands, the PRC, Hong Kong or the City of New York, New York, as the case may be, or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company Equity Award” means any Company Option, Company Restricted Share Award or other award payable in Company Securities or whose value is determined with reference to the value of Company Securities, whether granted pursuant to the Company Share Plans or otherwise;

“Company Intellectual Property” means (i) patented, registered or applied-for Intellectual Property, (ii) material unregistered trademarks and service marks, and (iii) material Software owned by or filed, patented or registered in the name of, the Company or any of its subsidiaries;

“Company Option” means each outstanding share option, whether vested or unvested, that is outstanding, unexercised, not yet expired as of immediately prior to the Effective Time and issued by the Company pursuant to any Company Share Plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award;

“Company Restricted Share Award” means each outstanding award of restricted Ordinary Shares issued by the Company pursuant to any Company Share Plan that is subject to transfer and other restrictions which may lapse upon the vesting of such award;

“Company Share Plans” means, collectively, the China Distance Education Holdings Limited Share Incentive Plan and the China Distance Education Holdings Limited 2008 Performance Incentive Plan, and a “Company Share Plan” means any one of the foregoing plans;

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Data Privacy and Security Requirements” mean (i) the Company’s and its subsidiaries internal and posted policies and procedures with respect to privacy, Personal Data, data and system security; (ii) applicable privacy and data security Laws and industry standards (including the Payment Card Industry Data Security Standards); and (iii) applicable requirements relating to data collection, use, privacy, security or protection under any Contracts;

“Debt Financing Sources” means the lenders party to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by Replacement Debt Financing or Alternative Financing, if applicable), any Person who signs a joinder to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by aby Replacement Debt Financing or Alternative Financing, if applicable) and any Person that provides, or in the future enters into any Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Replacement Debt Financing or Alternative Financing, if applicable) to provide, any of the Debt Financing (or the Replacement Debt Financing or Alternative Debt Financing, if applicable), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, shareholders, limited partners, managers, members or partners, other than in each case Parent, Merger Sub or Guarantor;

“Depositary” means Deutsche Bank Trust Company Americas.

“Excluded Shares” means (i) Rollover Shares (including the Ordinary Shares subject to the Company Restricted Share Awards held by the Guarantors), (ii) Dissenting Shares, (iii) any Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by Parent, the Company or any of their direct or indirect subsidiaries, and (iv) any Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans;

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection;

“GAAP” means the generally accepted accounting principles in the United States;

“Government Official” means: (i) any official, officer, employee or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) a Politically Exposed Person as defined by the Financial Action Task Force; or (iv) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clauses (i), (ii) or (iii) of this definition;

“Hong Kong” means the Hong Kong Special Administrative Region;

“Intellectual Property” means all of the following in any jurisdiction in the world: (i) inventions, whether patentable or not, and all patents and patent applications; (ii) copyrights, copyrightable works, works of authorship, content, moral rights, and data and database rights; (iii) Software; (iv) trademarks, service marks, domain names, corporate names, trade names, logos, designs, brands, rights to social media accounts, trade dress, other indicia of source, origin or quality, and the goodwill of the business symbolized by any of the foregoing; (v) know-how, trade secrets, confidential information, and Personal Data; (vi) privacy rights, data protection rights, and rights of publicity; (vii) registrations, applications and renewals related to any of the foregoing; and (viii) all other intellectual property, industrial property and proprietary rights of any kind or nature;

“Interim Investors Agreement” means the interim investors agreement by and among Mr. Zhengdong Zhu, Ms. Baohong Yin, Champion Shine Trading Limited, the Rollover Shareholders, the Equity Sponsors, Parent and Merger Sub dated as of the date hereof;

“knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of the Guarantors;

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any award, order or decision of an applicable arbitrator or arbitration panel (public or private);

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing;

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, results of operation or condition (financial or otherwise), assets or liabilities of the Company and its subsidiaries, taken as a whole; provided that, no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the political or regulatory conditions or the economy or the financial, debt, capital, credit or securities markets in the United States, the PRC or elsewhere in the world in which the Company or its subsidiaries have material operations, including as a result of changes in geopolitical conditions, interest rates or exchange rates, (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) (A) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries, (B) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and (C) any action taken or omitted by the Company at the express written request of or with the express written consent of Parent or Merger Sub, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any decline in the market price or trading volume of the Ordinary Shares or ADSs or the credit rating of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may otherwise be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), or (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may otherwise be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect); except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

“Material Leases” means leases under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy any Material Leased Real Property (and all modifications, amendments and supplements thereto);

“Material Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing that provide for (i) leased areas of more than 2,000 square meters, or (ii) annual rents of more than $300,000.

“material subsidiaries” means (A) the Company’s wholly-owned subsidiaries Beijing Champion Distance Education Technology Co., Ltd. and Beijing Champion Education Technology Co., Ltd. and the Company’s variable interest entity Beijing Champion Hi-Tech Co., Ltd., (B) any holding company or subsidiary of any of the foregoing and (C) any other subsidiary of the Company whose revenues, income or assets, in any case, represent 5% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole;

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control;

“Off-the-Shelf Software Licenses” means licenses granted to the Company and its subsidiaries for standard, commercially available, off-the-shelf software that are provided solely in executable form and for the Company’s and its subsidiaries’ internal use (and not for server or development use) involving payments of less than $100,000 in the aggregate;

“Order” means any Law, order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict enacted, issued, promulgated, enforced or entered by or with any Governmental Entity;

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any subsidiary of the Company;

“Permitted Liens” means (A) statutory liens securing payments not yet due and payable as of the Closing Date, including liens of lessors pursuant to the terms of any lease, (B) easements, rights of way or other similar matters of record affecting title to such Owned Real Property which do not or would not materially impair the use or occupancy of such Owned Real Property in the operation of the business of the Company or any of its subsidiaries conducted thereon, (C) encumbrances for Taxes not yet due and owing or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP, (D) pledges or deposits made in the ordinary course of business consistent with past practices to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (E) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practices for amounts which are not yet past due, and (F) non-exclusive licenses of Intellectual Property granted by the Company or its subsidiaries to their customers in the ordinary course of business consistent with past practices;

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

“Personal Data” means any data or other information that can be used, directly or indirectly, alone or in combination with other information, to identify an individual or is otherwise protected by or subject to any privacy or data security Laws;

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives;

“Required Information” means (i) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and statements of operations, statements of comprehensive income and statements of cash flows for each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date, (ii) unaudited consolidated financial statements of the Company consisting of balance sheets as of the last date of the most recently completed fiscal quarter ended at least 45 days prior to the Closing Date and statements of operations, statements of comprehensive income and statements of cash flows for the most recently completed fiscal quarter ended at least 45 days before the Closing Date, other than with respect to any quarter-end that is also a fiscal year-end and (iii) any financial and other pertinent financial or other information regarding the Company or any of its Affiliates as may be reasonably requested by Parent or Merger Sub, including all financial statements and projections and other pertinent information required by the Debt Financing (or any Replacement Debt Financing or Alternative Financing) and all financial statements, pro forma financial information, financial data, audit reports and other information of the type required in connection with the Debt Financing (or any Replacement Debt Financing or Alternative Financing) and the transactions contemplated by this Agreement customary for the placement, arrangement or syndication of loans or distribution of debt contemplated by the Debt Financing (or any Replacement Debt Financing or Alternative Financing);

“Rollover Shares” has the meaning ascribed to such term in the Support Agreement;

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, Sudan, Venezuela, and the Crimea region of Ukraine);

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country;

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) or the United Nations Security Council;

“Software” means (i) software of any type, including computer programs, applications, architectures, libraries, firmware, and middleware, software development kits, libraries, tools, interfaces, and software implementations of algorithms, models and methodologies, in each case, whether in source code or object code, (ii) data and databases, and (iii) documentation relating to any of the foregoing; together with intellectual property, industrial property and proprietary rights in and to any of the foregoing;

“Special Resolution” has the meaning given to it in the Cayman Companies Law;

“subsidiary” or “subsidiaries” means, with respect to any Person (A) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof (including through any contractual arrangement) and (B) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests, through any contractual arrangement or otherwise, (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity (including through any contractual arrangement). For the avoidance of doubt, for purposes of this Agreement, each branch office of any subsidiary of the Company, whether registered or not as required by the applicable laws of the jurisdiction of its operation, shall be deemed as a subsidiary of the Company;

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guarantee, the Financing Commitments, and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder; and

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement or (ii) fraud.

(b)    Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Acquisition Proposal	Section 6.3(f)(i)
Action	Section 3.11
ADS	Section 2.1(b)
Agreement	Preamble
Alternative Financing	Section 6.10(a)
Anti-Corruption Laws	Section 3.6(b)
Applicable Date	Section 3.7(a)
Bankruptcy and Equity Exception	Section 3.4
Board of Directors	Recitals
Cayman Companies Law	Recitals
Change of Recommendation	Section 6.2
Change Notice	Section 6.3(c)(ii)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Disclosure Letter	Article III
Company Employees	Section 3.12(a)
Company Plan	Section 3.12(a)
Company Related Parties	Section 8.2(e)
Company Requisite Vote	Section 3.4
Company Securities	Section 3.3(c)
Company Termination Fee	Section 8.2(b)(i)
Confidentiality Agreement	Section 6.6(b)
Contract	Section 3.9(a)
Debt Financing	Section 4.7(a)
Debt Financing Commitments	Section 4.7(a)
Disqualifying Breach	Section 8.1(c)
Dissenter Rights	Section 2.1(d)
Dissenting Shares	Section 2.1(d)
Dissenting Shareholders	Section 2.1(d)
Effective Time	Section 1.3
End Date	Section 8.1(c)
Equity Award Funds	Section 2.2(b)(iii)
Equity Commitment Letters	Section 4.7(a)
Equity Financing	Section 4.7(a)
Equity Financing Commitments	Section 4.7(a)
Equity Sponsors	Section 4.7(a)
Escrow Agent	Section 2.3(a)
Exchange Act	Section 3.5(b)

Defined Term	Section
Exchange Fund	Section 2.3(a)
Financial Advisor	Section 3.18
Financing	Section 4.7(a)
Financing Commitments	Section 4.7(a)
Governmental Entity	Section 3.5(b)
Guarantors	Recitals
Indemnified Parties	Section 6.9(a)
Intervening Event	Section 6.3(g)
Lender Related Party	Section 8.2(f)
Licenses	Section 3.6(a)
Liens	Section 3.15(a)
Limited Guarantee	Recitals
Material Contract	Section 3.9(a)
Memorandum of Association	Section 3.2
Merger	Recitals
Merger Consideration	Section 2.3(a)
Merger Sub	Preamble
Notice Period	Section 6.3(c)(ii)
Orders	Section 7.1(b)
Ordinary Shares	Section 3.3
Parent	Preamble
Parent Material Adverse Effect	Section 7.3(a)
Parent Related Party	Section 8.2(f)
Parent Termination Fee	Section 8.2(b)(iii)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Proceeding	Section 6.9(a)
Proxy Statement	Section 3.17
Recommendation	Section 3.4
Record ADS Holders	Section 6.1(b)
Record Date	Section 6.1(b)
SEC	Section 3.7(a)
Schedule 13E-3	Section 3.5(b)
Registrar of Companies	Section 1.3
Replacement Debt Commitments	Section 6.10(a)
Replacement Debt Financing	Section 6.10(a)
Rollover Shareholders	Recitals
SEC Reports	Section 3.7(a)
Securities Act	Section 3.7(a)
Share Certificates	Section 2.3(b)
Shareholders’ Meeting	Section 6.2
Special Committee	Recitals
Superior Proposal	Section 6.3(f)(ii)
Support Agreement	Recitals

Defined Term	Section
Surviving Company	Recitals
Takeover Statute	Section 3.21
Tax Return	Section 3.16(i)(iii)
Tax Law	Section 3.16(i)(ii)
Taxes	Section 3.16(i)(i)
Trade Control Laws	Section 3.6(d)
Transaction Litigation	Section 6.12
Uncertificated Shares	Section 2.3(b)

Section 9.6    Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.7    Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter), the Confidentiality Agreement, the Interim Investors Agreement, the Support Agreement, the Financing Commitments and the Limited Guarantee constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent (or one or more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign or grant any other form of security interest over all or any portion of its rights, interests and obligations under this Agreement to any Lender Related Parties or any provider of related hedging arrangements (so long as Parent remains fully liable for all of its obligations hereunder) pursuant to terms of the Debt Financing (or any Replacement Debt Financing or Alternative Debt Financing) for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing (or any Replacement Debt Financing or Alternative Debt Financing).

Section 9.8    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.9 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) to receive the Per Share Merger Consideration or Per ADS Merger Consideration (as applicable) in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Company Options or Company Restricted Share Awards to receive the payments or in exchange therefor the applicable equity-based awards of Parent contemplated by Section 2.2(b) in accordance with the terms and conditions of this Agreement, and (d) each Lender Related Party or Non-Recourse Party shall be a third-party beneficiary of Section 8.2(f), this Section 9.8, Section 9.2, Section 9.13 and Section 9.14.

Section 9.9    Governing Law.

(a)    This Agreement (other than Article I and with respect to matters specified in Section 9.9(b)) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors) or the negotiation, execution or performance of this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)    Article I of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article I of this Agreement, the negotiation, execution or performance of Article I of this Agreement, and the following matters arising out of or relating to this Agreement, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary or other duties of the Board of Directors and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 9.10    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12    Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the completion of the Merger), without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing or any other provision hereof or of any Transaction Document, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Merger in accordance with Article I if, but only if, (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (ii) Parent is required to complete the Merger pursuant to Section 1.2 and Parent fails to complete the Merger by the date the Merger is required to have been completed pursuant to Section 1.2, (iii) the financing provided for by the Debt Financing Commitment (or any Replacement Debt Financing or Alternative Financing, as the case may be) has been or will be funded at the Closing if the Equity Financing is funded at the Closing and Parent or Merger Sub otherwise seek the funding of the financing provided for by the Debt Financing Commitment (or any Replacement Debt Financing or Alternative Financing, as the case may be), and (iv) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing will occur in accordance with Article I. Under no circumstances shall the Company be permitted or entitled to obtain (1) both a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of this Section 9.12 (whether under this Agreement or the Equity Financing Commitments) or other equitable relief, on the one hand, and payment of the Parent Termination Fee, monetary damages relating to a failure of the Closing to occur or any of the other amounts, if any, as and when due, pursuant to Section 6.10(c) and Section 8.2(d), on the other hand, or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Parent Termination Fee or any other amounts, if any, as and when due, pursuant to Section 6.10(c) and Section 8.2(d), on the other hand. Subject to the terms and conditions herein, the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent or Merger Sub, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Parent and Merger Sub under this Agreement..

Section 9.13    Jurisdiction.

(a)    Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the state and federal courts sitting in the Borough of Manhattan of the City of New York, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and other applicable Laws; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

(b)    Notwithstanding anything in this Agreement to the contrary, (i) each Party and its Affiliates hereby irrevocably and unconditionally agrees that it will not bring or support any claim, action, suit, legal proceeding, investigation, arbitration, litigation, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court and any appellant court thereof and each Party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and that the provisions of Section 9.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding and (ii) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties in any way relating to this Agreement, the Debt Financing Commitments or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The Parties further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 9.13(a) mutatis mutandis but with respect to the courts specified in this Section 9.13(b).

Section 9.14    WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY OR NON-RECOURSE PARTY) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 9.15    Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. For purposes of this Agreement (other than Section 3.19 and Section 6.3), any document or item shall be considered to have been “made available” to Parent if such document or item has been provided in writing (including via electronic mail) to Parent by Company or its Representatives, posted by the Company or its Representatives in the electronic data room established by the Company or filed with or furnished to the SEC by the Company no less than two business days prior to the date hereof. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the Parties and without regard to any presumption, burden of proof or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY: China Distance Education Holdings Limited

By:	/s/ Carol Yu
Name: Carol Yu
Title: Chair of the Special Committee

PARENT: Champion Distance Education Investments Limited

By:	/s/ Zhengdong Zhu
Name Zhengdong Zhu
Title: Director

MERGER SUB: China Distance Learning Investments Limited

By:	/s/ Zhengdong Zhu
Name: Zhengdong Zhu
Title: Director

[Signature Page to Merger Agreement]

EXHIBIT A

PLAN OF MERGER

The Companies Law (2020 Revision) of the Cayman Islands

Plan of Merger

THIS PLAN OF MERGER is made on [●].

BETWEEN

(1)    China Distance Learning Investments Limited, an exempted company incorporated under the laws of the Cayman Islands on 19 August 2020, with its registered office situated at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merging Company”); and

(2)    China Distance Education Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on 11 January 2008, with its registered office situated at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2020 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated December 1, 2020 and made between, amongst others, Champion Distance Education Investments Limited (the “Parent”) the Surviving Company and the Merging Company (the “Agreement”), a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The Surviving Company shall have its registered office at the offices of [Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands].

4

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each (“Ordinary Shares”) and the Surviving Company will have [136,747,601] Ordinary Shares in issue.

5

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$100 divided into 200,000,000 ordinary shares of a par value of US$0.0000005 each and the Merging Company will have 100 ordinary shares in issue.

6

Upon the Effective Date (as defined below), the authorised share capital of the Surviving Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Surviving Company will have 100 ordinary shares in issue.

7	The Merger shall take effect on [●] (the “Effective Date”).

8

Upon merger, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Merging Company and the Company shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Merging Company and the Company, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Merging Company and the Company.

9	The terms and conditions of the Merger are such that, upon the Effective Date:

9.1

Each ordinary share, par value US$0.0001 per share of the Surviving Company issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares, the Ordinary Shares subject to the Company Restricted Share Awards and the Ordinary Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration;

9.2

Each four Ordinary Shares, which are represented by an American Depositary Share (each, an “ADS” or collectively, “ADSs”) issued and outstanding immediately prior to the Effective Date (other than the ADSs representing the Excluded Shares), shall be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration;

9.3

Each of the Excluded Shares other than the Dissenting Shares (including the Excluded Shares which are represented by ADSs) issued and outstanding immediately prior to the Effective Date, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

9.4

Each of the Dissenting Shares issued and outstanding immediately prior the Effective Date, shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Statute;

9.5

Each ordinary share, par value of US$0.0000005 per share, of Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

10

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restate Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

11

The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto upon the Effective Date.

12	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

13	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

15	The names and addresses of each director of the surviving company (as defined in the Statute) are:

15.1	[name] of [address];

15.2	[name] of [address]; and

15.3	[name] of [address].

16	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

17

This Plan of Merger has been authorised by the shareholders of the Surviving Company by way of resolutions passed at an extraordinary general meeting of the Surviving Company and the sole shareholder of the Merging Company by way of written resolutions of the Merging Company pursuant to section 233(6) of the Statute.

18	At any time prior to the Effective Date, this Plan of Merger may be:

18.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

18.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

19	This Plan of Merger may be executed in counterparts.

20	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________ )

Duly authorised for )	__________________________

and on behalf of )	Director

China Distance Education Holdings Limited )

SIGNED by ________________________ )

Duly authorised for )	__________________________

and on behalf of )	Director

China Distance Learning Investments Limited )

Annexure 1

Agreement

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company